Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2011 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2011 are described in Section 9: Annual guidance for 2011.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an enhanced customer service experience; more active price and brand competition; the expectation that new wireless entrant competitors will launch or expand services in 2011 or 2012 using advanced wireless services (AWS) spectrum or become stronger through amalgamation; industry growth rates including wireless penetration gain; actual network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik High Speed™ Internet services; costs of subscriber acquisition and retention; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in smartphone sales and subsidy levels; and TELUS TV programming cost and availability risk from increasing vertical integration by competitors into broadcast content ownership); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services; and over-the-top IP services that may cannibalize TV and entertainment services); technology (including subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE rollout strategy on ability to acquire spectrum in the 700 MHz band; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+, LTE and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, future interest rates, and pension performance, funding and expenses); capital expenditure levels in 2011 and beyond (due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies including LTE, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands); financing and debt requirements (including ability to carry out refinancing activities); ability to sustain dividend growth model of circa 10% per annum to 2013 (including generating sufficient after-tax earnings and free cash flow which may be affected by factors such as capital expenditure and spectrum auction requirements, regulatory and government developments and decisions, competitive environment, and reasonable economic performance in Canada); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the spectrum auction rules and cost of acquiring spectrum in the 700 MHz and 2.5/2.6 GHz bands); adequacy of regulatory safeguards regarding vertical integration by competitors into broadcast content ownership; and increased foreign control of wireless entrants pending federal policy decisions on foreign ownership restrictions); human resource developments (including employee retention and engagement matters); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer service focus or negatively impacting client care); process risks (including reliance on legacy systems and ability to implement and support new product and services; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); tax matters (including the possibility of increased corporate income taxes); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); acquisitions or divestitures (including realizing expected strategic benefits); and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2010 Management’s discussion and analysis (MD&A), as well as updates in the 2011 Q1 MD&A and this 2011 Q2 MD&A.

Management’s discussion and analysis (MD&A)

August 5, 2011

The following sections discuss the consolidated financial condition and operating performance of TELUS Corporation for the three-month and six-month periods ended June 30, 2011, and 2010, and should be read together with TELUS’ Condensed interim consolidated financial statements for the same periods. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

The Company uses International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and TELUS’ Condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. See Section 8.2 Accounting policy developments for additional information. All amounts are in Canadian dollars unless otherwise specified.

TELUS’ Condensed interim consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section		Contents
1.	Introduction	A summary of TELUS’ consolidated results for the second quarter and first six months of 2011
2.	Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2011
4.	Capabilities	An update of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	A discussion of operating performance for the second quarter and first six months of 2011
6.	Financial position	A discussion of changes in the Consolidated statements of financial position for the six-month period ended June 30, 2011
7.	Liquidity and capital resources	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	Annual guidance for 2011	TELUS’ revised guidance for the full year, and related assumptions
10.	Risks and risk management	Updates on certain risks and uncertainties facing TELUS
11.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require non-GAAP measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means Standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). The term Adjusted EBITDA used in this document deducts from Standardized EBITDA, items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy

In its July 19, 2011, bank rate announcement, the Bank of Canada maintained its target for the overnight borrowing rate at 1%. The Bank also projected that the Canadian economy will expand by 2.8% in 2011, 2.6% in 2012 and 2.1% in 2013, returning to full capacity in the middle of 2012.

Unemployment levels in Canada have declined over the 12-month period ended June 30, 2011, as reported in Statistics Canada’s June 2011 Labour Force Survey. The June 2011 unemployment rate was 7.4%, down from 7.9% in June 2010 and 7.6% reported in December 2010.

1.3 Consolidated highlights

	Quarters ended June 30				Six-month periods ended June 30
($ millions, unless noted otherwise)	2011	2010	Change		2011	2010	Change
Consolidated statements of income
Operating revenues	2,554	2,400	6.4%		5,085	4,777	6.4%
Operating income	508	516	(1.6)%		1,050	1,005	4.5%
Income before income taxes	414	399	3.8%		852	773	10.2%
Net income	324	302	7.3%		652	575	13.4%

Earnings per share (EPS) (1) — basic ($)	0.99	0.94	5.3%		2.00	1.79	11.7%
EPS (1) — diluted ($)	0.98	0.94	4.3%		1.99	1.79	11.2%
Cash dividends declared per share (1) ($)	0.55	0.50	10.0%		1.075	0.975	10.3%

Average shares (1) outstanding - basic (millions)	324	319	1.6%		324	319	1.6%
Consolidated statements of cash flows
Cash provided by operating activities	533	523	1.9%		926	1,037	(10.7)%

Cash (used) by investing activities	(482)	(389)	(23.9)%		(937)	(696)	(34.6)%
• Capital expenditures	(456)	(397)	(14.9)%		(865)	(708)	(22.2)%

Cash provided (used) by financing activities	(53)	(139)	61.9%		15	(341)	n/m
Subscribers and other measures
Subscriber connections (2) (thousands)					12,431	11,979	3.8%
EBITDA (3)	950	925	2.7%		1,936	1,868	3.6%
Adjusted EBITDA (3)	950	925	2.7%		1,920	1,868	2.8%
EBITDA margin (%) (4)	37.2	38.5	(1.3	)pts	38.1	39.1	(1.0	)pts
Adjusted EBITDA margin (%) (5)	37.2	38.5	(1.3	)pts	37.9	39.1	(1.2	)pts
Free cash flow (6)	286	239	19.7%		448	486	(7.8)%
Net debt to EBITDA — excluding restructuring costs (times) (7)(8)					1.9	1.9	—

n/m — not meaningful; pts. — percentage points.

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV®), measured at the end of the respective periods based on information in billing and other systems.

(3)             EBITDA and Adjusted EBITDA are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). Adjusted EBITDA in the first six months of 2011 excludes a first quarter, $16 million gain on purchase of control of Transactel (Barbados) Inc.

(4)             EBITDA divided by Operating revenues.

(5)             Adjusted EBITDA divided by (Operating revenues deducting the gain on Transactel (Barbados) Inc.).

(6)             Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

(7)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(8)             The measure for the twelve-month period ended June 30, 2010, is as reported under previous Canadian GAAP.

Highlights from operations, including a comparison of results for the second quarter and first six months of 2011, or measures as at June 30, 2011, to those in the same periods in 2010:

•                  Consolidated Operating revenues increased by $154 million and $308 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

Service and equipment revenues increased year over year by $156 million and $297 million, respectively, in the second quarter and first six months of 2011. The increases were mainly due to: (i) growing wireless data network revenues resulting from growth in data ARPU (average monthly revenue per subscriber unit) caused by accelerated smartphone adoption, as well as from subscriber growth; (ii) increased wireless equipment revenues driven by higher gross subscriber additions and retention volumes, a greater sales mix of higher-priced smartphones, as well as current year tablet sales; and (iii) growing wireline data revenues from TV and high-speed Internet subscriber growth and rate increases, increased equipment sales and revenues from implementation of recent large enterprise deals, as well as revenues from newly consolidated operations of Transactel (Barbados) Inc. since February 1, 2011 (“Transactel” — see Partnering, acquiring and divesting in Section 2). Partly offsetting growth in wireless data revenue is a resumption of the year-over-year decline in wireless voice revenue due to lower usage and competitive pricing; and partly offsetting growth in wireline data revenue is the continued decline in wireline legacy voice revenues as a result of competition and substitution to data and wireless technology.

Other operating income, presented as a separate component of revenues, decreased year over year by $2 million in the second quarter of 2011 and increased year over year by $11 million in the first six months of 2011. The increase for the first six months includes a first quarter 2011, $16 million non-cash gain on TELUS’ then 51% economic interest in Transactel, which operates call centres in Central America. The gain reflects a re-measurement at fair value when TELUS exercised its purchased call option and asserted control.

Consolidated Operating revenues excluding the non-cash Transactel gain increased year over year by $292 million, or 6.1%, in the first six months of 2011.

•                  Subscriber connections increased by 452,000 in the twelve-month period ended June 30, 2011, as a result of 5.9% growth in wireless subscribers, 77% growth in TELUS TV subscribers past a milestone 400,000, and a 3.3% increase in total Internet subscriptions, partly offset by a 4.2% decrease in total network access lines (NALs). Residential NAL losses in the second quarter and first six months of 2011 improved by 20,000 and 37,000, respectively, from the same periods in 2010 as a result of the positive effect of bundle offers including Optik TV and Optik High Speed Internet services following their market launch in June 2010. Business NALs increased by 7,000 in the current quarter and 9,000 in the first six months of 2011 mainly due to the addition of wholesale lines.

The blended monthly wireless subscriber churn rate in the second quarter of 2011 was 1.67%, up from 1.45% in the same period in 2010, but down slightly from 1.70% in the first quarter of 2011. The year-over-year increase was caused by a loss of a federal wireless service contract to a competitor (approximately 32,000 subscribers in the second quarter of 2011 and 48,000 subscribers in the first six months of 2011), as well as increased competitive intensity from new entrants and new or re-launched incumbent brands.

Wireless blended ARPU was $58.88 in the second quarter of 2011, or an increase of 2.5% from the same period in 2010. The increase in blended ARPU reflects the 39% growth in data ARPU from increased use of data services and a higher penetration of smartphones, partly offset by lower voice pricing and declining minutes of use. The 2.5% second quarter growth rate is lower than the 3.7% experienced in the first quarter of 2011 and is the third consecutive quarter of year-over-year ARPU growth. ARPU had been declining from mid-2007 to the reversal in the fourth quarter of 2010.

•                  Operating income decreased by $8 million in the second quarter of 2011 and increased by $45 million in the first six months of 2011 when compared to the same periods in 2010. Increased depreciation and amortization exceeded EBITDA growth of $25 million in the quarter and partially offset EBITDA growth of $68 million in the first six months. Total depreciation and amortization expenses increased year over year by $33 million in the quarter and $23 million in the first six months, mainly due to ongoing capital investments in network and software assets and prior year recognition of investment tax credits, partly offset by increased use of fully depreciated assets.

Adjusted EBITDA, which excludes the $16 million Transactel gain in the first quarter of 2011, increased by $25 million and $52 million, respectively, in the second quarter and first six-months, primarily due to increased wireless EBITDA driven by 9% growth in network revenue, with only a slight decrease in EBITDA margins. Growth in wireless EBITDA was partly offset by decreased wireline EBITDA caused by ongoing declines in higher margin legacy voice services that were not fully offset by growth in lower margin data services. Adjusted EBITDA margins in the second quarter and first six months decreased year over year by 1.3 and 1.2 percentage points, respectively, mainly due to lower wireline margins.

•                  Income before income taxes increased by $15 million and $79 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010, as lower financing costs supplemented Operating income. Financing costs decreased by $23 million and $34 million, respectively, largely due to lower effective interest rates resulting primarily from $1.6 billion of refinancing in the second quarter of 2011 and the third quarter of 2010.

Income taxes decreased by $7 million in the second quarter of 2011 and increased by only $2 million in the first six months of 2011 when compared to the same periods in 2010, largely due to lower blended statutory income tax rates.

•                  Net income increased year over year by $22 million or 7.3% in the second quarter of 2011 and increased year over year by $77 million or 13.4% in the first six months of 2011. Excluding income tax-related adjustments and the Transactel gain as illustrated in the following table, underlying Net income increased year over year by $21 million or

7.2% in the second quarter of 2011, and increased year over year by $65 million or 11.5% in the first six months of 2011.

Analysis of Net income	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Net income	324	302	22	652	575	77
Deduct February 1, 2011, Transactel gain	—	—	—	(12)	—	(12)
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 5.2)	(11)	(10)	(1)	(11)	(11)	—
Net income before above items (approximate)	313	292	21	629	564	65

•                  Basic earnings per share (EPS) increased year over year by five cents or 5.3% in the second quarter of 2011 and increased year over year by 21 cents or 11.7% in the first six months of 2011. Excluding income tax-related adjustments and the Transactel gain illustrated in the following table, underlying basic EPS increased year over year by five cents or 5.5% in the second quarter of 2011, and increased year over year by 17 cents or 9.7% in the first six months of 2011.

Analysis of basic EPS	Quarters ended June 30			Six-month periods ended June 30
($)	2011	2010	Change	2011	2010	Change
Basic EPS	0.99	0.94	0.05	2.00	1.79	0.21
Deduct February 1, 2011, Transactel gain	—	—	—	(0.04)	—	(0.04)
Deduct net favourable income tax-related adjustments (see Section 5.2)	(0.03)	(0.03)	—	(0.03)	(0.03)	—
EPS before above items (approximate)	0.96	0.91	0.05	1.93	1.76	0.17

•                  Cash dividends declared per share in the second quarter of 2011 was 55 cents, an increase of five cents or 10% when compared to the same period in 2010. On August 4, 2011, the Board of Directors declared a quarterly dividend of 55 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on October 3, 2011, to shareholders of record at the close of business on September 9, 2011.

Liquidity and capital resources highlights, including a comparison of results for the second quarter and first six months of 2011, or measures as at June 30, 2011, to those in the same periods in 2010:

•                  TELUS had unutilized credit facilities of $971 million at June 30, 2011, as well as $100 million availability under the Company’s accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA — excluding restructuring costs was 1.9 times at June 30, 2011, up from 1.8 times at December 31, 2010, due to an increase in commercial paper to help fund the discretionary $200 million contribution to defined benefit pension plans in January 2011, as well as acquisitions in the first and second quarters. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities increased by $10 million in the second quarter of 2011 and decreased by $111 million in the first six months of 2011 when compared to the same periods in 2010. The increase for the second quarter was mainly due to lower interest paid, lower second quarter contributions to defined benefit plans and higher adjusted EBITDA, offset by working capital changes. The decrease for the six-month period was mainly due to the discretionary $200 million contribution to defined benefit pension plans in January 2011, price cap deferral account rebate payments of $53 million in the first quarter of 2011 in accordance with CRTC Telecom Decision 2010-639, as well as increased investment in inventories, partly offset by lower income tax payments, higher adjusted EBITDA and lower interest paid.

•                  Cash used by investing activities increased by $93 million and $241 million, respectively, in the second quarter and first six months of 2011, when compared to the same periods in 2010. Capital expenditures increased year over year by $59 million and $157 million, respectively, mainly due to wireline and wireless broadband initiatives (see Building national capabilities in Section 2). In addition, acquisitions were $50 million for the first six months of 2011 (see Partnering, acquiring and divesting in Section 2).

•                  Net Cash used by financing activities decreased by $86 million and $356 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010, as increased cash provided from an increase in net debt more than offset increased dividend payments and the $51 million, second quarter 2011 acquisition of an additional equity interest in Transactel (Barbados) Inc. Regarding this second quarter acquisition, cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

In the second quarter of 2011, the Company successfully closed a $600 million public offering of 3.65% five-year Notes. Proceeds from the issue, as well as increased cash provided from commercial paper issues, were used to fund the repayment of matured 8% U.S. dollar Notes and accrued interest, and settle associated cross currency interest rate swaps. In addition, for the first six months of 2011, commercial paper was issued to help fund a discretionary $200 million contribution to defined benefit pension plans in January and acquisitions in the first and second quarters.

•                  Free cash flow increased year over year by $47 million in the second quarter of 2011 and decreased year over year by $38 million in the first six months of 2011. The increase for the quarter primarily reflects lower interest paid, lower contributions to employee defined benefit plans, higher adjusted EBITDA and lower income tax payments, partly offset by higher capital expenditures. The decrease for the six-month period mainly reflects higher capital expenditures and a discretionary $200 million contribution to defined benefit pension plans in January 2011, partly offset by lower income taxes paid, higher adjusted EBITDA and lower interest paid.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in its 2010 MD&A. Activities in the first half of 2011 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

Wireline

In May 2011, TELUS announced an investment of approximately $65 million in a new Tier III intelligent Internet data centre in Rimouski, Quebec, which will be built to Leadership in Energy and Environmental Design (LEED) Gold Standards. The new facility is expected to be completed in 2012 and supports the Company’s cloud computing and unified communications solutions for its clients. The Rimouski location is expected to provide greater geographic diversity and improved business continuity capabilities, and offers advantages of a skilled workforce, Quebec’s hydroelectric power grid and a moderate climate that lowers energy requirements.

The Company continues to invest in its wireline broadband network, expanding capacity and speed, as well as coverage, including rolling out Optik TV and Optik High Speed Internet to more communities. TELUS is deploying a VDSL2 technology overlay on its ADSL2+ network to provide download speeds of up to 30 Mbps. The VDSL2 upgrade is expected to be largely complete by the end of 2011. The Company’s broadband high-definition (HD) coverage, including ADSL2+ coverage, reached more than 2.1 million households in Alberta, B.C. and Eastern Quebec at June 30, 2011. The Company also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

Wireless

TELUS continues to invest in expanding the capacity, coverage and speed of its wireless HSPA+ network. In March 2011, TELUS launched services on the dual-cell technology upgrade of the 4G wireless HSPA+ network in the Greater Vancouver area, Calgary, Edmonton, Ft. McMurray, Whistler, Camrose, Winnipeg and the Greater Toronto area. Dual-cell capable devices available to TELUS’ customers include the Sierra Wireless AirCard 319U 4G Internet Key and the Huawei E372 Mobile Internet Key. The dual-cell HSPA+ upgrade doubled the manufacturer-rated peak data download speeds to up to 42 Mbps. TELUS’ investments in HSPA+ technologies have been made to provide an optimal transition to LTE technology.

In April 2011, TELUS announced a planned urban launch of its next generation wireless 4G+ LTE network in 2012. LTE technology supports manufacturer-rated peak data download speeds of up to 150 Mbps and upload speeds of up to 70 Mbps. The Company expects to complete field tests in 2011 and the request for proposal process is underway so that construction may proceed in the second half of 2011. An urban service launch is planned for 2012. TELUS’ LTE network will operate on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction. The investment in the 4G+ LTE urban build is consistent with TELUS’ consolidated capital expenditure guideline for 2011.

While the planned urban launch of 4G+ over AWS spectrum is the first stage in the upgrade to LTE, any potential rollout into rural Canada will be dependent on the expected Industry Canada auction of frequencies in the 700 MHz band in late 2012 or in 2013. TELUS is committed to enhancing the coverage and capacity of its wireless network by building out 4G+ LTE technology extensively across rural Canada, using the 700 MHz wireless spectrum. The 700 MHz spectrum, in contrast to AWS spectrum, has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. To support TELUS’ plans to expand 4G+ LTE wireless service to rural markets, it will be important for the Federal

Government to enable an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. See related risk discussion in Section 10.3 Regulatory matters.

Focusing relentlessly on the growth markets of data, IP and wireless

The Company’s strategy of focusing on growth areas is reflected in wireless service and equipment revenues and wireline data service and equipment revenues for the first half of 2011, which totalled approximately $3.9 billion or 77% of total year-to-date operating revenues. This reflects an increase of $386 million or 11% when compared to the same period in 2010. Revenue from growth markets more than offset declining wireline voice and other service and equipment revenues, which totalled approximately $1.2 billion for the first half of 2011, and were down $89 million or 7.2% year over year.

In May 2011, TELUS entered into a five-year contract extension with the Government of Ontario to provide, manage and supply a portfolio of telecommunications services, including information technology security.

Since 2008, TELUS and other vendors entered into an extended request for proposals process with the B.C. Government to provide telecommunications services. TELUS is the government’s current service provider. In late June 2011, the B.C. Government announced that it intended to award the service business to TELUS. The contract has now been signed.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

Transactel

In 2011, the Company acquired control of, and increased its equity interest to 95% in, Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. A total investment of $71 million was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities and acquiring multi-site redundancy in support of other facilities. The acquisition was effected as follows.

At December 31, 2010, TELUS held a 29.99% economic interest in Transactel (Barbados) Inc. On January 7, 2011, the Company exercised its first purchased call option to acquire an additional 21.01% economic interest in Transactel from the vendor for $20 million cash. Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel using the equity method. Subsequently, Transactel (Barbados) Inc. achieved the business growth target necessary for TELUS to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date), after which, TELUS’ interest in Transactel was accounted for on a consolidated basis. In the first quarter of 2011, the Company was required to remeasure the Company’s previously held 51% economic interest at the acquisition-date fair value, resulting in recognizing a gain of $16 million recorded in Other operating income. In the second quarter of 2011, the Company recorded a post-acquisition equity transaction with the vendor for an incremental 44% economic interest for $51 million cash. See Note 16(e) of the Condensed interim consolidated financial statements for additional information.

Acquisition of wireless dealership businesses

During the first quarter of 2011, the Company acquired 100% economic and voting interests in certain TELUS-branded wireless dealership businesses for $30 million in cash ($30 million net of cash acquired). This investment was made with a view to enhancing the Company’s distribution of wireless products and customer services across Western Canada.

Electronic medical records (EMR) solutions

In February 2011, TELUS announced that it had signed agreements with KinLogix Medical, Healthscreen Solutions and Wolf Medical Systems to connect these EMR providers’ solutions to the TELUS Health Space® platform, which enables patients and service providers to securely access and share health information. The pilot project is targeted to reach up to six million Canadians in Quebec, Ontario, Alberta and British Columbia in 2011. TELUS Health Space, powered by Microsoft HealthVault, is a secure and confidential online consumer platform that enables patients to access and manage their own health information, and is expected to improve the flow of personal health information among healthcare providers, regardless of where the patient is located.

TELUS Garden

In March 2011, TELUS announced that it is partnering in a residential, retail and commercial real estate redevelopment project in downtown Vancouver, called TELUS Garden, which will transform a city block that includes the Company’s current national headquarters. The commercial and residential buildings will be built to LEED Platinum and Gold standards, respectively, and incorporate green initiatives that are expected to reduce energy consumption.

Pending zoning approval and finalization of agreements, construction may begin later in 2011 and is expected to be completed in 2015. TELUS plans to invest in the project predominantly through contribution of its existing real estate holdings on this city block, coupled with project debt. The project includes assembling third-party real estate on the city block with TELUS-owned real estate and building on them a residential tower and an office tower, as well as renovating TELUS’ current eight-storey headquarters into leasable office and retail space. TELUS plans to lease space in the new jointly-owned office tower. This project is an opportunity for TELUS to monetize a portion of its real estate holdings and the Company does not plan on maintaining an ownership position in the residential tower aside from some retail space after the construction and sale of condominium units.

Providing integrated solutions that differentiate TELUS from its competitors

In May 2011, the Company announced the TELUS Future Friendly® Office suite of products and services for small and medium-sized businesses (SMB). The suite was built in collaboration with Cisco and features Cisco Unified Communications technology that is purpose-built for companies with fewer than 100 employees. The Future Friendly Office includes TELUS-supported Cisco office systems linked to TELUS wireline and wireless network services, and is available across Canada.

In June, TELUS and Skype signed an agreement that enables TELUS’ smartphone customers to purchase Skype credits through their TELUS accounts and take advantage of Skype’s low-cost calling rates. TELUS customers can also take advantage of unlimited Skype-to-Skype voice calls and instant messaging to users around the world. The Company expects to introduce the Skype edition LG Optimus Black smartphone in the summer of 2011, customized for the Skype user experience.

TELUS reduced international wireless roaming rates for its customers with the introduction of Clear & Simple® international travel pricing, effective June 27, 2011. Voice roaming rates were reduced by up to 50% and data roaming rates were reduced by up to 60%. Separate bundles and passes are no longer required to take advantage of the lower rates, making it easy for TELUS customers to use wireless services overseas. This was made possible by the Company’s HSPA+ 4G network and by working with carriers around the world to negotiate reduced roaming rates for TELUS customers.

Following on the Clear and Simple device upgrade program, TELUS introduced Clear and Simple device ownership principles in June. For customers who obtained a subsidized handset under a term contract effective after November 21, 2010, the remaining device balance will appear on their monthly bills. These customers may upgrade at any time to a new handset at the acquisition price, simply by paying the outstanding balance on the old device. If these customers want to end their agreement early and leave TELUS, they need only pay the outstanding device balance plus an account closure charge of $50 (except in Quebec). These new initiatives are the latest in a series of steps to enhance the customer experience at TELUS by providing more flexibility and freedom in the way customers use their wireless devices. In February, the Company announced that wireless device unlocking would be available for most SIM-based iDEN and HSPA devices for TELUS postpaid customers. Customers subscribing to a monthly plan and using an active, eligible SIM-based device for a minimum of 90 days may have their device unlocked for a $50 fee.

TELUS has enhanced Optik TV services, including expansion of the South Asian channel line-up and adding a Facebook application enabling customers to view and use Facebook while watching TV.

Investing in internal capabilities to build a high-performance culture and efficient operations

To support growth in Optik TV and wireless services, TELUS expects to hire approximately 250 customer service agents, technicians and professionals in Calgary during 2011. To support Optik services, the Company opened the most recent expansion of its Prince George call centre in June, hiring approximately 130 new team members that are undergoing training.

In June, TELUS announced it would invest more than $20 million over two years in downtown Edmonton’s TELUS House. The investment is for consolidation of work space and upgrades, consistent with the Company’s Work Styles Program standards, as well as for revitalization of green space around the building. At June 30, TELUS leased approximately 587,000 square feet of space in TELUS House. The Company has renewed the lease on consolidated office space of 318,000 square feet from 2016 to 2026 (see Contractual obligations in Section 7.8).

The Work Styles Program, where possible, seeks to transition the Company’s domestic work force to as high as 40% mobile workers (in the office three days each week, sharing workstations) by 2015, while 30% could work full-time from home and 30% could work in TELUS buildings. This reduces administrative real estate requirements and helps reduce the Company’s environmental footprint.

Going to the market as one team under a common brand, executing a single strategy

In June, the membership of the Telecommunications Workers Union (TWU) ratified a new collective agreement that covers approximately 11,500 active TELUS team members, across Canada in the Company’s wireline and wireless business segments. The new agreement will expire at the end of 2015.

Highlights of the agreement, include wage increases of 1.5% on July 1, 2011, 2.0% on July 1, 2012, 2013 and 2014, and 2.5% on July 1, 2015. Lump sum payments of $400 for full-time employees and $200 for part-time employees were paid in July 2011. The agreement includes a cost of living adjustment provision of up to 1% on January 1, 2015, which is activated only if the Canada-wide consumer price index exceeds 3%.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2011

Deliver on TELUS’ future friendly® brand promise to clients

Optimize TELUS’ leading wireless and wireline broadband networks

Drive market leadership position in small and medium business and healthcare markets

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

Raise TELUS team engagement to next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition were described in Section 4.1 of TELUS’ 2010 MD&A. See competition updates in Assumptions for 2011 original targets in Section 9.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ 2010 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. See Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Reporting back on TELUS’ 2011 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The second quarter dividend of 55 cents per share was paid on July 4, 2011, reflecting an increase of 10% from the comparable dividend in 2010. A third quarter dividend of 55 cents per share was declared on August 4, 2011, payable on October 3, 2011, to shareholders of record at the close of business on September 9, 2011.

TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10% over this timeframe. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

Use proceeds from securitized receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

In the first quarter of 2011, issued commercial paper increased by $150 million to help fund the $200 million discretionary contribution to defined benefit pension plans as well as acquisitions in the period. During the second quarter of 2011, commercial paper increased by $728 million and supplemented the May 2011, $600 million five-year Note issue, which together enabled repayment of matured U.S. dollar Notes and settlement of associated cross currency interest rate swaps, as well as funding an additional investment in Transactel (Barbados) Inc.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $971 million at June 30, 2011, as well as $100 million availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at June 30, 2011. See Section 7.4.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Maintain position of fully hedging foreign exchange exposure for indebtedness

The only foreign currency-denominated debt issue matured and was repaid on June 1, 2011, and the corresponding derivative liability was settled.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At August 5, 2011, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company’s operating and reportable segments are wireless and wireline. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results

The Company changed over to IFRS on January 1, 2011, with a transition date of January 1, 2010. Please refer to Section 8.2 Accounting policy developments in this MD&A and Note 24, Explanation of transition to IFRS-IASB, in the Condensed interim consolidated financial statements dated June 30, 2011. Quarterly results for 2010 under IFRS, presented below, are not materially different from results reported under previous Canadian GAAP. See TELUS’ annual 2010 MD&A — Section 8.2.3 for the quantified differences in quarterly 2010 Operating revenues, Net income, and basic and diluted earnings per share. In the following table, results for the 2009 periods are based on previous Canadian GAAP and are referenced only in broader trend discussion.

Quarterly results summary

	IFRS-IASB						Previous Canadian GAAP
($ millions, except per share amounts)	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3
Operating revenues	2,554	2,531	2,554	2,461	2,400	2,377	2,443	2,411
Operating expenses
Goods and services purchased (1)	1,134	1,098	1,235	1,036	997	968	1,081	988
Employee benefits expense (2)	470	447	478	484	478	466	573	500
Depreciation and amortization	442	444	445	433	409	454	441	430
	2,046	1,989	2,158	1,953	1,884	1,888	2,095	1,918
Operating income	508	542	396	508	516	489	348	493
Other expense, net	—	—	—	—	—	—	10	6
Financing costs	94	104	105	185	117	115	230	101
Income before income taxes	414	438	291	323	399	374	108	386
Income taxes (recovery)	90	110	65	72	97	101	(48)	106
Net income	324	328	226	251	302	273	156	280
Net income attributable to Common Shares and Non-Voting Shares	321	327	225	250	301	272	155	279
Net Income per Common Share and Non-Voting Share
— Basic	0.99	1.01	0.70	0.78	0.94	0.85	0.49	0.88
— Diluted	0.98	1.00	0.70	0.78	0.94	0.85	0.49	0.87
Cash dividends declared per Common Share and Non-Voting Share	0.55	0.525	0.525	0.50	0.50	0.475	0.475	0.475
Additional information
EBITDA (3)	950	986	841	941	925	943	789	923
Other restructuring costs	7	1	30	1	—	—	1	2
Employee-related restructuring costs	5	3	8	16	19	6	76	30

(1)             For the 2009 periods under Canadian GAAP, Operations expense plus Restructuring costs, as reported on the Consolidated statements of income and other comprehensive income, less Employee benefits expense (see footnote (2)). Includes other restructuring costs, as shown above in Additional information.

(2)             For the previous Canadian GAAP periods, Employee benefits expense was originally reported in the Additional financial information note of the Consolidated financial statements for those periods. Includes employee-related restructuring costs, as shown above in Additional information.

(3)             As originally reported for the 2009 periods.

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless network revenues generated from increasing ARPU and growing subscriber base, as well as increased equipment revenues; and (ii) growth in wireline data revenues, which now more than offset declining legacy wireline voice and other service and equipment revenues. Beginning with the first quarter of 2011, Transactel operations and acquired wireless dealership businesses are consolidated, adding approximately $11 million in revenues and a nil impact to Net income in the first quarter and approximately $13 million in revenues and a $1 million Net loss in the second quarter.

Wireless network revenue reflects a trend of growing data revenue (49% year-over-year growth in the second quarter of 2011), partly offset by declining voice revenues, as discussed further in Section 5.4. Data growth reflects increased use of data plans driven by increasing smartphone adoption. The accelerating demand for wireless data may challenge network and spectrum capacity in the future. Wireless equipment revenues have generally increased year over year due to higher subscriber acquisition and retention volumes, as well as an increasing proportion of more expensive smartphones.

The entry of new wireless competitors, as well as the launch of a new wireless incumbent flanker brand and a competitor brand re-launch, may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has also become more significant in terms of subscriber additions and associated acquisition costs as a result of back-to-school offers. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (77% in the 12-month period ended June 30, 2011), as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential NAL losses have moderated over the most recent four quarters — positively impacted by TELUS’ Optik TV and High Speed Internet services and improved bundle offers. While business NALs reflected year-over-year growth in the first two quarters of 2011, the general trend of declining business NALs reflects increased competition in the small and medium business market, as well as conversion of voice lines to more efficient IP services.

The trend in the Goods and services purchased expense reflects increasing costs to support the growing wireless and TELUS Optik TV subscriber bases, as well as seasonally higher wireless expenses in the third and fourth quarters, as noted above. In addition, the fourth quarter of 2010 reflected significant other restructuring costs of $30 million for operational efficiency initiatives.

Employee benefits expense in the second quarter of 2011 reflects increased full-time equivalent (FTE) staff resulting from acquisitions of Transactel (Barbados) Inc. and wireless dealership businesses, as well as targeted hiring to support TV and wireless growth, partly offset by lower defined benefit plan expenses and lower employee-related restructuring costs. Employee benefits expense in 2010 reflected decreasing domestic FTE staff as a result of efficiency initiatives and attrition, partly offset by compensation increases and increasing international FTE staff to provide services for wholesale customers and internally.

The sequential decrease in quarterly depreciation and amortization expenses in the second quarter of 2010 included a reduced depreciation run rate for TV set-top boxes resulting from an increase in their estimated useful lives, and the effect of reduced capital expenditures in the first half of 2010. It also includes a reduction of approximately $5 million resulting from the recognition of investment tax credits (ITCs) following determination of eligibility by taxation authorities for assets capitalized in prior years that were fully amortized. The sequential increase in depreciation and amortization expense beginning in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA+ network launched in November 2009, partly offset by recognition of ITCs of approximately $10 million.

Full-year financing costs in 2011 are expected to be lower than in 2010 (see Assumptions for 2011 in Section 9). Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the third quarter of 2010 include a $52 million loss on early redemption of approximately 45% of the then outstanding principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwinding of related cross currency interest rate swaps. Similarly, financing costs in the fourth quarter of 2009 include a $99 million loss for a similar early partial redemption of these Notes. Each of these partial redemptions was financed with a new lower cost, 10-year, $1 billion 5.05% Note issue.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

	IFRS-IASB						Previous Canadian GAAP
($ in millions, except EPS amounts)	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3
Approximate Net income impact	11	—	10	9	10	1	71	14
Approximate EPS impact	0.03	—	0.03	0.03	0.03	—	0.23	0.04
Approximate basic EPS excluding income tax-related impacts	0.96	1.01	0.67	0.75	0.91	0.85	0.26	0.84

5.3 Consolidated statements of income and other comprehensive income

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Service	2,379	2,259	5.3%	4,716	4,487	5.1%
Equipment	165	129	27.9%	334	266	25.6%
	2,544	2,388	6.5%	5,050	4,753	6.2%
Other operating income	10	12	(16.7)%	35	24	45.8%
	2,554	2,400	6.4%	5,085	4,777	6.4%

Consolidated operating revenues increased by $154 million and $308 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

•                  Service revenues increased year over year by $120 million and $229 million, respectively, in the second quarter and first six months of 2011. Wireless service revenues increased by $102 million and $216 million, respectively, for the second quarter and first six months, principally due to growth in wireless data network revenues from accelerated smartphone adoption and subscriber growth. Wireline service revenues increased year over year by $18 million and $13 million, respectively, for the second quarter and first six months, as growth in data services was greater than the decline in legacy voice local and long distance services.

•                  Equipment revenues increased year over year by $36 million and $68 million, respectively, in the second quarter and first six months of 2011. Wireless equipment sales increased by $14 million and $31 million, respectively, as a result of higher subscriber acquisition and retention volumes, an increased sales mix of more expensive smartphones and sales of tablets in the current year. Wireline equipment sales increased by $22 million and $37 million, respectively, from sales to large enterprise customers.

•                  Other operating income is comprised of government assistance, as well as investment gains, income or losses, and gains or losses on disposal of real estate assets. Other operating income decreased by $2 million in the second quarter of 2011, and increased by $11 million in the first six months of 2011, when compared to the same periods in 2010. The increase for the six-month period was principally due to a $16 million non-cash gain on Transactel recorded in the first quarter of 2011 (as described in Section 2). The remaining changes in the second quarter and six-month period were mainly from a decrease in government assistance in the form of high cost serving area portable subsidy income and recovery of employee costs under eligible government programs. See Note 6 of the Condensed interim consolidated financial statements.

Operating expenses	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Goods and services purchased	1,134	997	13.7%	2,232	1,965	13.6%
Employee benefits expense	470	478	(1.7)%	917	944	(2.9)%
Depreciation	326	318	2.5%	658	664	(0.9)%
Amortization of intangible assets	116	91	27.5%	228	199	14.6%
	2,046	1,884	8.6%	4,035	3,772	7.0%

Consolidated operating expenses increased by $162 million and $263 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

•                  Goods and services purchased increased year over year by $137 million and $267 million, respectively, in the second quarter and first six months of 2011. The increases reflect higher wireless costs of acquisition and retention and increased costs to support and grow wireline Optik TV services.

•                  Employee benefits expense decreased year over year by $8 million and $27 million, respectively, in the second quarter and first six months of 2011. The decreases reflect a higher defined benefit pension plan recovery, lower share-based compensation expenses mainly due to employees choosing to settle their options other than through a net cash settlement feature, lower employee-related restructuring costs, and higher capitalization of labour due to increased capital investment activity in the first half of 2011 when compared to 2010. Wage and salary expenses increased by $13 million in the quarter and six-month period, due to management rate increases on April 1, inclusion of Transactel operations since February 1, and acquired wireless dealership businesses in the first quarter.

•                  Depreciation expense increased by $8 million in the second quarter of 2011 and decreased by $6 million in the first six months of 2011, when compared to the same periods in 2010. The year-over-year increase in depreciation in the second quarter of 2011 was largely due to the net growth in wireless HSPA+ and other capital assets, partly offset by an increase in fully depreciated assets still in use. The decrease in depreciation expense for the first six months of 2011 resulted from an increase in fully depreciated assets still in use (including digital cell sites and computer hardware), lower year-to-date depreciation for TV set-top boxes in 2011 due to an increase in the expected service lives in the second quarter of 2010, partly offset by the net growth in wireless HSPA+ and other capital assets, including acquired Transactel assets.

•                  Amortization of intangible assets increased year over year by $25 million and $29 million, respectively. The increases were principally due to ongoing capital investments in network and administrative software assets, amortization of customer lists resulting from acquisitions of Transactel and wireless dealership businesses in 2011, and prior year recognition of $5 million of investment tax credits in the second quarter of 2010.

Operating income	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
	508	516	(1.6)%	1,050	1,005	4.5%

Operating income decreased by $8 million in the second quarter of 2011 and increased by $45 million in the first six months of 2011 when compared to the same periods in 2010. Wireless EBITDA increased by $45 million and $101 million, respectively, in the quarter and first six months (see Section 5.4). Increased wireless EBITDA was partly offset by lower wireline EBITDA of $20 million and $33 million, respectively, in the quarter and first six months (see Section 5.5). Aggregate depreciation and amortization expenses increased year over year by $33 million and $23 million, respectively, in the second quarter and first six months of 2011.

Financing costs	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Interest expenses	102	116	(12.1)%	208	232	(10.3)%
Foreign exchange and interest income	(8)	1	n/m	(10)	—	n/m
	94	117	(19.7)%	198	232	(14.7)%

Financing costs decreased by $23 million and $34 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. Interest expenses decreased year over year by $14 million and $24 million, respectively, due to a lower effective interest rate on long-term debt resulting from financing activities in the current quarter and in the third quarter of 2010, as well as an increase in low-rate commercial paper in 2011.

Lower effective interest rates resulted from: (i) the September 2010 early partial redemption of 8% U.S. dollar Notes and unwinding of associated cross currency interest rate swaps, funded with a July 2010, 5.05% debt issue; and (ii) maturity of the remaining U.S. dollar Notes on June 1, 2011, and settlement of the remaining cross currency interest rate swaps, funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues. Financing costs for the full year of 2011 are expected to be approximately $135 million lower than in 2010, mainly due to these refinancing activities. See Section 9 — Assumptions for 2011.

Income taxes	Quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2011	2010	Change		2011	2010	Change
Basic blended tax at weighted average statutory income tax rates	113	115	(1.7)%		232	223	4.0%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(7)	(9)	—		(15)	(16)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(11)	(10)	—		(11)	(11)	—
Share option award compensation	—	1	—		—	2	—
Other	(5)	—	—		(6)	—	—
	90	97	(7.2)%		200	198	1.0%
Blended federal and provincial statutory tax rates (%)	27.2	28.9	(1.7	)pts.	27.2	28.9	(1.7	)pts.
Effective tax rates (%)	21.7	24.5	(2.8	)pts.	23.5	25.7	(2.2	)pts.

Basic blended statutory income taxes decreased by $2 million in the second quarter of 2011 when compared to the same period in 2010, due to a lower blended statutory income tax rate that more than offset the 3.8% increase in Income before income taxes. Basic blended statutory income taxes increased by $9 million in the first six months of 2011, when compared to the same period in 2010, due to a 10.2% increase in Income before income taxes, partly offset by the lower blended statutory income tax rate. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues, as well as other taxable income differences.

Net income	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
	324	302	7.3%	652	575	13.4%

Net income increased by $22 million and $77 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. See summary analysis in Section 1.3.

Other comprehensive income (OCI)	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Items that may be subsequently reclassified to income	(6)	2	n/m	(2)	18	n/m
Item never subsequently reclassified to income	(127)	(211)	39.8%	(83)	(217)	61.8%
	(133)	(209)	36.4%	(85)	(199)	57.3%

OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans arising from when actual plan returns for the period differ from expected long-term rates of return, and are likely to fluctuate from period to period.

5.4 Wireless segment

Operating revenues — wireless segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Voice	833	865	(3.7)%	1,670	1,700	(1.8)%
Data	402	270	48.9%	768	524	46.6%
Network revenue	1,235	1,135	8.8%	2,438	2,224	9.6%
Equipment and other	98	81	21.0%	203	169	20.1%
External operating revenue	1,333	1,216	9.6%	2,641	2,393	10.4%
Intersegment revenue	10	9	11.1%	19	16	18.8%
Total operating revenues	1,343	1,225	9.6%	2,660	2,409	10.4%

Wireless segment revenues increased by $118 million and $251 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

•                  Network revenue increased year over year by $100 million and $214 million, respectively.

Voice revenue decreased year over year by $32 million in the second quarter and $30 million for the first six months, due to the ongoing trend of declining voice ARPU. Voice ARPU was $39.63 in the second quarter of 2011 and $39.90 for the first six months of 2011, or decreases of $4.04 (9.3%) and $3.27 (7.6%), respectively, from the same periods in 2010. The voice ARPU decline reflects an increasing shift towards higher data usage as clients subscribe to more data-centric rate plans, reflected in substitution of messaging for voice calls. The voice ARPU decline also reflects an increased use of included-minute rate plans as subscribers shift usage patterns and optimize pricing, an increased penetration of the lower ARPU Koodo brand, an increasing volume of mobile Internet connection device and tablet subscriptions from which there is no voice revenue, and lower Mike™ service ARPU, partly offset by increased inbound roaming volumes and a $2 monthly fee implemented for customers electing to continue to receive a paper bill instead of an ebill.

Data revenue increased year over year by $132 million or 49% in the second quarter of 2011 and $244 million or 47% in the first six months of 2011. The increases reflect strength in smartphone service revenues and text messaging driven by increased smartphone penetration, increased adoption of data plans, and growth in mobile Internet connection devices and tablets, as well as higher inbound data roaming volumes partly offset by lower roaming rates. Data revenue represented 33% of network revenue in the second quarter of 2011 and 32% of network revenue for the first six months of 2011, as compared to 24% in both the second quarter and first six months of 2010. Data ARPU was $19.25 and $18.49, respectively, in the second quarter and first six months of 2011, reflecting increases of $5.45 or 39% and $5.02 or 37%, respectively, from the same periods in 2010. Year-over-year growth rates for data ARPU continue to increase to 39% for this quarter, as compared to 35% in the first quarter of 2011, and 27%, 21%, 19% and 17%, respectively, for the fourth, third, second and first quarters of 2010.

Blended ARPU was $58.88 and $58.39, respectively, in the second quarter and first six months of 2011, reflecting increases of $1.41 or 2.5% and $1.75 or 3.1%, respectively, from the same periods in 2010. Growth in blended ARPU reflects increasing data usage driven by growing smartphone adoption and increased roaming volumes, partly offset by declining voice revenue as a result of lower pricing and minutes used, as well as increased penetration of mobile Internet connection devices and tablets. The 2.5% ARPU growth rate this quarter is the third consecutive quarter of year-over-year growth.

Increases in gross subscriber additions reflect an enhanced handset line-up, promotional activity, a continued effort to attract and retain high-value postpaid customers including smartphone upgrades, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased year over year by 8.2% in the second quarter of 2011 and 8.6% in the first six months of 2011. Postpaid gross additions increased year over year in the second quarter and first six months of 2011 by 12% and 13%, respectively. Prepaid gross additions were not significantly different from the prior year.

While gross subscriber additions in the second quarter and first six months of 2011 were higher by 34,000 and 66,000, respectively, than in the same periods in 2010, net subscriber additions were lower by 30,000 and 49,000, respectively. Lower net additions were largely due to higher churn rates resulting from the loss of a federal wireless contract to a competitor (32,000 subscribers and 48,000 subscribers, respectively, in the second quarter and first six months of 2011, contributing 16 percentage points and 12 percentage points, respectively, to churn for the two periods). Lower net additions also reflect increased competitive intensity from new entrants, and new or re-launched incumbent brands beginning in the third quarter of 2010. Increased competitive intensity was evident in price competition and an increased number of unlimited-usage rate plan offers entailing higher handset subsidies from both new entrants and incumbent national competitors. The blended monthly wireless subscriber churn rate was 1.67% in the second quarter of 2011 and 1.69% in the first six months of 2011, up from 1.45% and 1.50%, respectively, in the same periods in 2010. The current quarter churn was down slightly from 1.70% reported in the first quarter of 2011 and 1.72% reported in the fourth quarter of 2010.

The Company has experienced an acceleration of smartphone adoption rates starting in the fourth quarter of 2010 that continues in the first half of 2011. Smartphones represented 61% of postpaid gross additions in the second quarter of 2011, as compared to 30% in the same period in 2010. At June 30, smartphone subscribers represented 42% of the postpaid subscriber base, as compared to 25% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network investments.

•                  Equipment and other revenues increased year over year by $17 million and $34 million, respectively. Equipment revenues increased by $14 million and $31 million, respectively, largely due to higher acquisition and retention volumes, a greater smartphone loading mix for retained and new subscribers, revenues from the Clear and Simple Device Upgrade program launched in November 2010 for postpaid clients upgrading to new devices before the end of their contracts, and to a lesser extent increased accessories revenues. The increase was partly offset by competitive pressure to lower handset prices, which drove higher handset subsidies.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at June 30
	2011	2010	Change
Subscribers (000s)
Postpaid	5,849	5,464	7.0%
Prepaid	1,248	1,235	1.1%
Total	7,097	6,699	5.9%
Proportion of subscriber base that is postpaid (%)	82.4	81.6	0.8	pts.
Total digital POP (1) coverage (millions) (2)	34.1	33.7	1.2%
HSPA+ POP coverage (millions) (2)	33.5	31.7	5.7%

Wireless operating indicators

	Quarters ended June 30				Six-month periods ended June 30
	2011	2010	Change		2011	2010	Change
Subscriber gross additions (000s)
Postpaid	310	277	11.9%		582	515	13.0%
Prepaid	137	136	0.7%		253	254	(0.4)%
Total	447	413	8.2%		835	769	8.6%
Subscriber net additions (000s)
Postpaid	92	109	(15.6)%		144	174	(17.2)%
Prepaid	2	15	(86.7)%		(18)	1	n/m
Total	94	124	(24.2)%		126	175	(28.0)%
ARPU (3) ($)	58.88	57.47	2.5%		58.39	56.64	3.1%
Churn, per month (3) (%)	1.67	1.45	22	pts.	1.69	1.50	19	pts.
Average monthly minutes of use per subscriber (MOU)	337	373	(9.7)%		331	366	(9.6)%
COA (4) per gross subscriber addition (3) ($)	370	342	8.2%		360	333	8.1%
Retention spend to network revenue (3) (%)	11.9	9.9	2.0	pts.	12.1	10.6	1.5	pts.
EBITDA to network revenue (%)	45.7	45.8	(0.1	)pts.	45.8	45.6	0.2	pts.

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area. Canada’s population was approximately 34.3 million at June 30, 2011 (Statistics Canada).

(2)             Including roaming/resale and network access agreements, principally with Bell Canada.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)             Cost of acquisition.

Operating expenses — wireless segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Equipment sales expenses	280	217	29.0%	552	435	26.9%
Network operating expenses	164	160	2.5%	328	317	3.5%
Marketing expenses	113	101	11.9%	213	187	13.9%
General and administration (G&A) expenses
Employee benefits expense	133	123	8.1%	257	248	3.6%
Other G&A expenses	88	104	(15.4)%	194	207	(6.3)%
Total operating expenses	778	705	10.4%	1,544	1,394	10.8%

•                  Equipment sales expenses increased year over year by $63 million or 29% in the second quarter and increased year over year by $117 million or 27% in the first six months. The increases reflect higher acquisition and retention volumes, as well as higher per-unit costs due to increased smartphone loading for both new subscribers and migration of existing clients, including a higher proportion of upgrades to iPhone, BlackBerry and Android devices, and to a lesser extent higher accessories costs.

•                  Network operating expenses increased year over year by $4 million or 2.5% in the second quarter and increased year over year by $11 million or 3.5% in the first six months, reflecting improved efficiency considering network revenue growth of about 9%. The increase in network operating expenses reflects growth in roaming volumes, partly offset by lower revenue-share and licensing costs and reduced roaming rates. Lower negotiated revenue-share and licensing rates more than offset increases in revenue-share volumes to third parties and licensing volumes to service providers as a result of strong data growth from increasing penetration of smartphones.

•                  Marketing expenses increased year over year by $12 million or 12% in the second quarter and increased year over year by $26 million or 14% in the first six months. The increases were principally due to higher commissions related to higher volumes including greater smartphone activations and slightly higher advertising and promotions expenses.

COA per gross subscriber addition increased by $28 or 8.2% year over year in the second quarter of 2011 and increased by $27 or 8.1% year over year in the first six months of 2011. The increases were due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, and, to a lesser extent, higher commissions to support an increasing number of higher value smartphone devices. These factors were partly offset by a one-time settlement of channel subsidies in the second quarter of the prior year, and a favourable U.S. dollar exchange rate compared to 2010.

Retention costs as a percentage of network revenue increased by two percentage points to 11.9% in the second quarter of 2011 and increased by 1.5 percentage points to 12.1% in the first six months of 2011, when compared to the same periods in 2010. Retention cost ratios increased due to higher retention volumes and higher per-unit subsidy costs as a significantly larger number of clients migrated to smartphones, typically upgrades to HSPA devices. These factors were partly offset by higher network revenue growth, revenues from the Clear and Simple Device Upgrade program launched in November 2010, and a favourable U.S. dollar exchange rate compared to 2010.

•                  Total G&A expenses decreased year over year by $6 million or 2.6% in the second quarter and decreased by $4 million or 0.9% in the first six months, reflecting improved efficiency in supporting the subscriber base, which grew by 5.9% over a 12-month period.

Employee benefits expense increased year over year by $10 million and $9 million, respectively, in the second quarter and first six months. The increases reflect compensation increases and higher domestic FTE employees. The increase in FTE employees was due to the acquisition of TELUS-branded wireless dealership businesses in the first quarter of 2011, as well as to support the growing subscriber base.

Other G&A expenses decreased year over year by $16 million and $13 million, respectively, in the second quarter and first six months. The decreases reflect one-time supplier credits of $11 million in the second quarter of 2011 and a lower bad debt expense, partly offset by higher external labour costs in 2011 to support the growing subscriber base and one-time operating savings in the first quarter of the prior year period.

	Quarters ended June 30				Six-month periods ended June 30
EBITDA — wireless segment	2011	2010	Change		2011	2010	Change
EBITDA ($ millions)	565	520	8.7%		1,116	1,015	10.0%
EBITDA margin (%)	42.1	42.4	(0.3	)pts	42.0	42.1	(0.1	)pts

The wireless segment EBITDA increased by $45 million and $101 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. This reflects improvement in data revenue and postpaid subscriber growth, improved operating efficiency and one-time operating savings in the second quarter of 2011, partly offset by increased acquisition and retention costs. EBITDA margins were slightly lower than in the prior year periods, as growth in data network revenues and improved operating efficiency largely offset increased costs of acquisition and retention.

5.5 Wireline segment

Operating revenues — wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Data service and equipment	635	557	14.0%	1,254	1,115	12.5%
Voice local service	380	416	(8.7)%	767	845	(9.2)%
Voice long distance service	122	136	(10.3)%	246	269	(8.6)%
Other services and equipment	74	62	19.4%	142	130	9.2%
Service and equipment revenues	1,211	1,171	3.4%	2,409	2,359	2.1%
Other operating income	10	13	(23.1)%	35	25	40.0%
External operating revenue	1,221	1,184	3.1%	2,444	2,384	2.5%
Intersegment revenue	40	40	—	80	76	5.3%
Total operating revenue	1,261	1,224	3.0%	2,524	2,460	2.6%

Total wireline segment revenues increased by $37 million and $64 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

Service and equipment revenues increased by $40 million and $50 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

•                  Wireline data service and equipment revenues increased by $78 million and $139 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. The increases resulted principally from: (i) increased Internet and enhanced data services due to growth in service revenues from implementation of recent large enterprise deals, as well as the pull-through effect of bundle offers including Optik High Speed services that enable TELUS to win subscribers from competitors and improve retention offers to existing subscribers, and a $2 per month rate increase implemented April 1 of this year for Internet subscribers not on rate protection plans; (ii) strong subscriber growth in TELUS TV services as a result of the enhanced Optik TV service experience and bundle offers first launched in June 2010, a $3 per month rate increase implemented April 1 of this year for the basic TV service for customers not on rate protection plans, as well as varying rate increases for theme package selections; and (iii) increased data equipment sales, including a number of equipment sales to large enterprise customers in the first six months of 2011. Managed workplace revenues increased as growth from newly consolidated revenues from Transactel beginning February 1, 2011, which for the six month period were partly offset by a one-time high-margin software application sale in the first quarter of 2010. These increases were partly offset by ongoing declines in legacy basic data services.

Wireline operating indicators

	As at June 30
(000s)	2011	2010	Change
Internet subscribers
High-speed	1,196	1,134	5.5%
Dial-up	51	73	(30.1)%
Total	1,247	1,207	3.3%
TELUS TV subscribers	403	228	76.8%

	Quarters ended June 30			Six-month periods ended June 30
(000s)	2011	2010	Change	2011	2010	Change
Internet subscriber net additions (losses)
High-speed	13	3	n/m	29	6	n/m
Dial-up	(5)	(7)	28.6%	(11)	(14)	21.4%
Total	8	(4)	n/m	18	(8)	n/m
TELUS TV subscriber net additions	46	29	58.6%	90	58	55.2%

Net additions of high-speed Internet subscribers and TELUS TV subscribers improved in the second quarter and first half of 2011 when compared to the same periods in 2010, as both continued to be positively impacted by the launch of the new Optik service brands in June 2010. The enhanced bundling capabilities and retention offers, combined with ongoing service enhancements, have contributed to increased customer demand and improved customer churn. TELUS has largely completed the upgrade of IP TV subscribers on older platforms to Microsoft Mediaroom technology in the first half of 2011.

•                  Voice local service revenue decreased by $36 million and $78 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. The decreases reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, bundle offers in deregulated urban markets, and technological substitution over to wireless and Internet-based services. The decrease also reflects the 12-month decline in business voice lines from technological substitution to data services and competitor activity including price competition.

Wireline operating indicators

	As at June 30
(000s)	2011	2010	Change
Network access lines (NALs)
Residential	1,982	2,122	(6.6)%
Business	1,702	1,723	(1.2)%
Total	3,684	3,845	(4.2)%

	Quarters ended June 30			Six-month periods ended June 30
(000s)	2011	2010	Change	2011	2010	Change
Net (losses) additions in NALs
Residential	(31)	(51)	39.2%	(64)	(101)	36.6%
Business	7	(12)	n/m	9	(20)	n/m
Total	(24)	(63)	61.9%	(55)	(121)	54.5%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved by 20,000 and 37,000, respectively, in the second quarter and first six months of 2011, when compared to the same periods in 2010, largely due to the positive pull-through effect of bundling offers including Optik TV and Optik High Speed services.

Business NAL gains in the second quarter and first six months of 2011 reflect implementation of voice and data services for a wholesale customer, partly offset by the continuing trend of increased competition in the small and medium business market and conversion of voice lines to more efficient IP services. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services causes a decrease in business NALs.

•                  Voice long distance service revenue decreased by $14 million and $23 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. The decreases reflect ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and Internet-based services

•                  Other service and equipment revenues increased by $12 million in both the second quarter and first six months of 2011 when compared to the same periods in 2010, mainly due to increased voice equipment sales and rent on jointly-used distribution facilities.

Other operating income decreased by $3 million in the second quarter of 2011, and increased by $10 million in the first six months of 2011, when compared to the same periods in 2010. The increase for six-month period included the $16 million non-cash gain on Transactel recorded in the first quarter of 2011 (as described in Section 2). The remaining changes in the second quarter and six-month period were mainly from a decrease in government assistance in the form of high cost serving area portable subsidy income and recovery of employee costs under eligible government programs.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Goods and services purchased	539	464	16.2%	1,044	911	14.6%
Employee benefits expense	337	355	(5.1)%	660	696	(5.2)%
	876	819	7.0%	1,704	1,607	6.0%

Wireline operating expenses increased by $57 million and $97 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010.

•                  Goods and services expenses increased year over year by $75 million and $133 million, respectively, in the second quarter and first six months of 2011. The increases reflect higher costs supporting TELUS TV growth (77% year-over-year increase in the subscriber base), higher cost of goods sold to support increased equipment sales, and higher network transit and termination costs due to increased volumes and higher blended rates. The increase also reflects restructuring costs in the second quarter of 2011 associated with real estate consolidation, and for the six month period, higher advertising and promotions costs primarily supporting Optik TV and Optik High Speed marketing campaigns.

•                  Employee benefits expense decreased year over year by $18 million and $36 million, respectively, in the second quarter and first six months of 2011. The decrease includes a higher defined benefit pension plan recovery, lower employee-related restructuring costs and a one-time benefit liability recovery in the second quarter of 2011. The decrease also reflects higher capitalization of labour from increased capital investment activity in 2011 when compared to 2010, including increased TELUS TV installations. These decreases were partly offset by the inclusion of Transactel operations since February 1, 2011, compensation increases, and increased domestic FTE employees to support the growing subscriber base.

EBITDA — wireline segment	Quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2011	2010	Change		2011	2010	Change
EBITDA	385	405	(4.9)%		820	853	(3.9)%
Deduct Feb. 1, 2011, Transactel gain	—	—	—		(16)	—	n/m
Adjusted EBITDA	385	405	(4.9)%		804	853	(5.7)%
EBITDA margin (%)	30.5	33.1	(2.6	)pts	32.5	34.7	(2.2	)pts
Adjusted EBITDA margin (%)	30.5	33.1	(2.6	)pts	31.7	34.7	(3.0	)pts

The wireline segment EBITDA decreased year over year by $20 million and $33 million, respectively, in the second quarter and first six months of 2011. Adjusted EBITDA, which excludes the non-cash Transactel gain, decreased year over year by $20 million and $49 million, respectively, in the second quarter and first six months of 2011. Adjusted EBITDA and adjusted EBITDA margins decreased primarily due to ongoing declines in higher margin legacy voice services that were not fully offset by growth in lower margin data services.

6.              Changes in financial position

Financial position as at:	June 30,	Dec. 31,
($ millions)	2011	2010	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	21	17	4	24%	See Section 7: Liquidity and capital resources
Accounts receivable	1,379	1,318	61	5%

Primarily an increase in days outstanding in customer receivables due in part to a postal service disruption, as well as $16 million from the consolidation of Transactel beginning February 2011, and accrued vendor rebates.

Income and other taxes receivable	158	62	96	155%	Reflects an increase in accrued income and other taxes receivable as well as current year instalments, net of current income tax expense.
Inventories	320	283	37	13%	Includes an increase in average cost and volume of wireless handsets due to a higher smartphone mix, as well as work in progress for several large wireline customer orders.
Prepaid expenses	247	113	134	119%	Mainly prepayment of statutory employee benefits, property taxes, prepaid maintenance contracts and annual wireless licence fees, all net of amortization.
Derivative assets	8	4	4	100%	Reflects fair value adjustments for restricted share units.
Current liabilities
Short-term borrowings	404	400	4	1%	Comprised of $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized accounts receivable (see Section 7.6), as well as bank overdrafts at June 30, 2011.
Accounts payable and accrued liabilities	1,349	1,477	(128)	(9)%

Includes a reduction in trade payables resulting from lower second quarter capital and operating expenses, when compared to the fourth quarter of 2010, as well as lower payroll and employee-related liabilities from payment of 2010 performance compensation in February 2011, and a decrease in interest payable related to repayment of Notes on June 1.

Income and other taxes payable	17	6	11	183%	Reflects balances from business acquisitions, as well as difference in instalments and income tax expense in the first half of 2011.
Dividends payable	178	169	9	5%

The dividend payable at June 30 (paid July 4) reflects a 4.8% increase in the dividend rate and a small increase in shares outstanding as compared to the dividend payable at December 31, 2010 (paid January 4, 2011).

Advance billings and customer deposits	634	658	(24)	(4)%

Reflects payment of $53 million of rebates in respect of the price cap deferral account (see Section 7.1), net of increased advance billings from wireless subscriber growth, and a reclassification of $11 million from non-current Provisions.

Provisions	110	122	(12)	(10)%	Includes a $19 million net reduction in restructuring provisions as payments for past initiatives exceeded new obligations, partly offset by contingent consideration for the purchase of Transactel.
Current maturities of long-term debt	1,284	847	437	52%

Includes the $300 million, 4.5% Series CC Notes becoming current with a March 2012 maturity date and a $878 million increase in issued commercial paper, net of repayment of matured U.S. dollar Notes on June 1 (December 31 balance of $736 million).

Derivative liabilities	5	419	(414)	(99)%

Reduced for the settlement of derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes (December 31 balance of $404 million), and fair value adjustments for share options and unwinding option hedges.

Working capital (1)	(1,854)	(2,301)	447	19%	The June 2011 Note repayment was funded in part by a $600 million long-term Note issue.

(1)             Current assets subtracting Current liabilities.

Financial position as at:	June 30,	Dec. 31,
($ millions)	2011	2010	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	7,834	7,831	3	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3. Acquisitions in 2011 added $13 million.
Intangible assets, net	6,156	6,152	4	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3. Included in the balances for both periods are wireless spectrum licences of $4,867 million. Acquisitions in 2011 added $30 million.

Goodwill, net	3,666	3,572	94	3%	The increase from the Transactel (Barbados) Inc. acquisition was $72 million and the increase from the acquisition of wireless dealership businesses was $22 million.
Other long-term assets	342	235	107	46%	The increase was principally due to the January 2011 $200 million discretionary funding of defined benefit pension plans, partly offset by other comprehensive income actuarial loss.
Investments	21	37	(16)	(43)%	The decrease reflects a reduction due to acquisition of control and subsequent consolidation of Transactel (Barbados) Inc., slightly offset by changes in minor investments.
Non-current liabilities
Provisions	185	204	(19)	(9)%	Includes reclassification of $11 million to Advance billings.
Long-term debt	5,503	5,209	294	6%	Includes the May 2011 issue of $600 million Series CI, 3.65% five-year Notes, net of the reclassification of $300 million, 4.5% Series CC TELUS Corporation Bond to Current liabilities.
Other long-term liabilities	567	649	(82)	(13)%	Includes a decrease in pension and post-retirement liabilities resulting from funding.
Deferred income taxes	1,831	1,683	148	9%	Includes deferred income tax expense for the current period, net of deferred income taxes relating to unrealized gains and losses on derivatives.
Owners’ equity
Common Share and Non-Voting Share equity	8,059	7,759	300	4%	Principally Net income of $648 million less dividends declared of $348 million.
Non-controlling interests	26	22	4	18%

Reflects a $60 million remeasurement gain on non-controlling interest in Transactel offset by $56 million acquisition of additional 44% equity interest in subsidiary from a non-controlling interest. Net income of $4 million was offset by dividends paid to non-controlling interests.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. For the first six months of 2011, $15 million was provided by financing activities to supplement cash provided by operations.

Summary of Condensed interim consolidated statements of cash flow

	Quarters ended June 30			Six-month periods ended June 30
($ millions)	2011	2010	Change	2011	2010	Change
Cash provided by operating activities	533	523	1.9%	926	1,037	(10.7)%
Cash (used) by investing activities	(482)	(389)	(23.9)%	(937)	(696)	(34.6)%
Cash provided (used) by financing activities	(53)	(139)	61.9%	15	(341)	n/m
Increase (decrease) in cash and temporary investments, net	(2)	(5)	—	4	—	—
Cash and temporary investments, net, beginning of period	23	46	—	17	41	—
Cash and temporary investments, net, end of period	21	41	(48.8)%	21	41	(48.8)%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $10 million in the second quarter of 2011 when compared to the same period in 2010, and decreased by $111 million in the first six months of 2011 when compared to the same period in 2010. Changes in operating cash flows were primarily due to the following:

•                  Adjusted EBITDA increased year over year by $25 million and $52 million, respectively, in the second quarter and first six months, as summarized in Section 1.3.

•                  Interest paid decreased year over year by $42 million and $19 million, respectively, in the second quarter and first six months, mainly due to refinancing activities over the past 12 months, which lowered the effective interest rate and resulted in different timing of semi-annual interest payments of January and July for 5.05% Series CH Notes issued in July 2010, as compared to June and December for the partially redeemed in September 2010, and now matured, 8% U.S. dollar Notes. The first interest payment for the May 2011 issue of 3.65% Series CI Notes is in November 2011.

•                  Income taxes paid decreased year over year by $8 million and $193 million, respectively, in the second quarter and first six months. The six-month decrease in income tax payments was due mainly to a larger final payment in the first quarter of 2010 in respect of the preceding year’s income taxes.

•                  A year-over-year decrease of $29 million in employer contributions to defined benefit plans in the second quarter and a $161 million year-over-year increase in such contributions in the first six months. The increase for the six-month period was mainly due to a discretionary contribution of $200 million made in January 2011.

•                  In the first quarter of 2011, $53 million of rebates were provided to residential wireline subscribers in non-high cost serving areas (urban areas), determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition. For additional information, see TELUS’ annual 2010 MD&A, Section 8.1 Critical accounting estimates — The accruals for CRTC deferral account liabilities.

•                  Other changes in non-cash working capital that include a $37 million increase in inventories in the first half of 2011, while in the comparable period in 2010, inventories decreased by $97 million.

7.2 Cash used by investing activities

Cash used by investing activities increased by $93 million and $241 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010, primarily due to increased capital expenditures. In addition, investments totalling $50 million were made in the first quarter of 2011, of which, $20 million increased TELUS interest in Transactel from 29.99% to 51% and $30 million was used to acquire TELUS-branded wireless dealership businesses.

Capital expenditures	Quarters ended June 30				Six-month periods ended June 30
($ millions, except capital intensity)	2011	2010	Change		2011	2010	Change
Wireless segment	107	99	8.1%		183	158	15.8%
Wireline segment	349	298	17.1%		682	550	24.0%
Total capital expenditures	456	397	14.9%		865	708	22.2%
Adjusted EBITDA less capital expenditures (1)	494	528	(6.4)%		1,055	1,160	(9.1)%
Capital intensity (2) (%)	18	17	1	pt.	17	15	2	pts.

(1)             See Section 11.1 for the calculation.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures increased by $59 million and $157 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. Capital intensity in the first half of 2011 is consistent with the Company’s 2011 updated capital expenditure guidance of approximately $1.8 billion for the full year, or an intensity level of approximately 17% of updated revenue guidance (see Section 9). Lower prior year capital intensity of 15% for the first six months of 2010 was in part due to a temporary reduction in activity in the first quarter following significant investments in broadband networks in 2009, including the HSPA+ network substantially completed and launched in November 2009. TELUS’ adjusted EBITDA less capital expenditures decreased by $34 million and $105 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010, mainly due to the higher capital expenditure levels.

•                  Wireless segment capital expenditures increased year over year by $8 million and $25 million, respectively, in the second quarter and first six months of 2011. The increases reflected expansion of network capacity and coverage, including rolling out dual-cell HSPA+ technology. In April 2011, the Company announced that it expects to begin the urban build of 4G+ LTE technology in the second half of 2011 and launch services on this network in 2012 (see Building national capabilities in Section 2). Expenditures on the LTE urban build are consistent with the Company’s consolidated capital expenditure guideline for 2011 (see Section 9).

Wireless capital intensity was 7% in the first half of 2011, unchanged from the same period in 2010. Wireless cash flow (EBITDA less capital expenditures) was $933 million in the first half of 2011, up $76 million or 8.9% from the same period in 2010.

•                  Wireline segment capital expenditures increased year over year by $51 million and $132 million, respectively, in the second quarter and first six months of 2011. The increases were due mainly to initiatives to increase the capacity and coverage of wireline broadband networks, including continuation of the VDSL2 overlay and investment in gigabit passive optical network (GPON) technology, as well as investments in Optik TV and Optik High Speed Internet growth and service capabilities (see Building national capabilities in Section 2). These increases were partly offset by lower expenditures for implementing large enterprise deals.

Wireline capital intensity was 27% in the first half of 2011, as compared to 22% in the same period in 2010. Wireline cash flow (adjusted EBITDA less capital expenditures) was $122 million in the first half of 2011, down $181 million or 60% from the same period in 2010.

7.3 Cash provided (used) by financing activities

Net Cash used by financing activities decreased by $86 million and $356 million, respectively, in the second quarter and first six months of 2011 when compared to the same periods in 2010. Financing activities included:

•                  Cash proceeds received from Non-Voting Shares issued for the exercise of options were $2 million and $19 million, respectively, in the second quarter and first six months of 2011, as compared to $2 million in the second quarter and first six months of 2010.

•                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $170 million and $285 million, respectively, in the second quarter and first six months of 2011, or increases of $50 million and $36 million, respectively, from the same periods in 2010. The increases reflect higher dividend rates and shares outstanding in 2011. In addition, for dividends declared after March 1, 2011, the Company switched to purchasing shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows.

•                  Long-term debt issue in May 2011; maturity of U.S. dollar Notes in June 2011

On May 25, 2011, the Company successfully closed a $600 million public offering of 3.65% five-year, Series CI Notes. Net proceeds of the offering, combined with commercial paper issues, were applied to repayment of the June 1 maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of associated cross currency interest rate swaps. The Series CI Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, and contain certain change of control provisions, as disclosed in Note 19(b) of the Condensed interim consolidated financial statements.

•                  Short-term borrowings, bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials.

In the second quarter of 2011, commercial paper increased by $728 million to $982 million at June 30. The increase was used to help fund the repayment of matured U.S. dollar Notes and settle related cross currency interest rate swaps, as well as a second quarter increased interest in Transactel (Barbados) Inc. For the first six months of 2011, commercial paper increased by a total of $878 million for these reasons, as well as to help fund a discretionary contribution of $200 million to defined benefit pension plans in January and first quarter acquisitions. In comparison, in 2010 issued commercial paper increased by $29 million in the second quarter and increased by $57 million for the first six months of 2010, for a balance of $524 million at June 30, 2010.

No amounts were drawn against the 2012 credit facility in the first six months of 2011, or throughout 2010. See Section 7.5 Credit facilities.

Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Accounts receivable sale). Securitized accounts receivables were $400 million at June 30, 2011, unchanged from March 31, 2011, and December 31, 2010. Bank overdrafts were $4 million at June 30, 2011, as compared to bank loans and overdrafts totalling $22 million at March 31, 2011, and $nil at December 31, 2010.

For comparison, in 2010 securitized receivables were reduced by $100 million during the first quarter to a balance of $400 million at March 31 and June 30.

•                  Acquisition of additional equity interest in subsidiary from non-controlling interest

TELUS exercised its second purchased call option in respect of Transactel (Barbados) Inc. The effects of exercising the second purchased call option included that the Company recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

7.4 Liquidity and capital resource measures

	IFRS-IASB (Transition date January 1, 2010)					As originally reported (3)
As at, or 12-month periods ended	June 30, 2011	Dec. 31, 2010	Change		June 30, 2010	June 30, 2010
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,200	6,869	331		7,221	7,221
Total capitalization – book value	15,583	14,863	720		14,951	15,179
EBITDA – excluding restructuring costs	3,789	3,730	59		—	3,705
Net interest costs	488	522	(34)		—	557
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	81	93	(12	)pts.	87	87
Average term to maturity of debt (years)	5.4	5.7	(0.3)		4.5	4.5
Net debt to total capitalization (%) (1)	46.2	46.2	—		48.3	47.6
Net debt to EBITDA – excluding restructuring costs (1)	1.9	1.8	0.1		—	1.9
Coverage ratios (times) (1)
Earnings coverage	3.9	3.6	0.3		—	3.2
EBITDA – excluding restructuring costs interest coverage	7.8	7.1	0.7		—	6.7
Other 12-month trailing measures
Free cash flow ($ millions) (2)	908	946	(38)		—	718
Dividend payout ratio of adjusted net earnings (%) (1)	64	64	—		—	66
Dividend payout ratio (%) (1)	63	64	(1	)pt.	—	64

(1)   See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)   See Section 11.2 Free cash flow for the definition.

(3)   Figures for 12-month period ended June 30, 2010, are as reported under previous Canadian GAAP.

Net debt as at June 30, 2011, increased by $331 million since the beginning of the year, mainly due to commercial paper issued to help fund a discretionary $200 million contribution to defined benefit pension plans in January 2011 and acquisitions in the first half of 2011. Total capitalization at June 30, 2011, increased since the beginning of the year mainly due to increases in Net debt and retained earnings.

The proportion of debt on a fixed-rate basis was 81% at June 30, 2011, down from 93% at the beginning of the year due to the increase in commercial paper issued to help fund acquisitions, a discretionary contribution to defined benefit pension plans, as well as repayment of matured Notes on June 1 and settlement of related cross currency interest rate swaps, partly offset by a fixed rate $600 million five-year Note issue in May. The average term to maturity of debt was 5.4 years at June 30, 2011, down from 5.7 years at the beginning of the year due mainly to the passage of time.

The earnings coverage ratio was 3.9 times for the 12-month period ended June 30, 2011, up from 3.6 times at December 31, 2010. Lower gross interest expenses increased the ratio by 0.2, while increased income before income taxes and interest increased the ratio by 0.1. The EBITDA — excluding restructuring costs interest coverage ratio was 7.8 times for the 12-month period ended June 30, 2011, up from 7.1 times at December 31, 2010. Lower net interest costs increased the ratio by 0.5, while higher EBITDA before restructuring costs increased the ratio by 0.2.

Free cash flow for the 12-month period ended June 30, 2011, was $908 million, down $38 million from fiscal year 2010, mainly due to higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011, partly offset by lower income tax payments, higher adjusted EBITDA, lower restructuring payments and lower paid interest.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at June 30, 2011 was 1.9 times, up from 1.8 times at December 31, 2010, mainly due to an increase in commercial paper to help fund the $200 million discretionary contribution to defined benefit pension plans in January 2011 and acquisitions in the first half of 2011.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

At June 30, 2011, TELUS had available liquidity of $971 million from unutilized credit facilities as well as $100 million availability under the Company’s accounts receivable securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at June 30, 2011

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(113)	(982)	905
Other bank facilities	—	73	(4)	(3)	—	66
Total	—	2,073	(4)	(116)	(982)	971

(1)                      Canadian dollars or U.S. dollar equivalent.

Effective August 1, 2011, TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at June 30, 2011) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 7.8 to 1 at June 30, 2011) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, amended an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The amendment resulted in the term of the revolving period securitization agreement being extended to August 2014. The agreement prior to this amendment was set to expire in May 2012.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of August 5, 2011. The cash received from securitized receivables was consistently $400 million between January 1 and June 30, 2011.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as at August 5, 2011.

7.8 Financial instruments, commitments and contingent liabilities

The Company’s financial instruments and commitments and contingent liabilities were described in Section 7.8 of TELUS’ 2010 MD&A. Certain updates follow.

Financial instruments

Credit risk

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances (which are significant estimates) for potential credit losses, and any such losses to date have been within management’s expectations. As at June 30, 2011, the weighted average life of customer accounts receivable was 28 days (28 days at December 31, 2010) and the weighted average life of past-due customer accounts receivable was 63 days (59 days at December 31, 2010).

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by sales of trade receivables to an arm’s-length securitization trust, by maintaining a commercial paper program, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at June 30, 2011, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $1.4 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide ongoing reasonable access to capital markets.

Market risk

Net income and other comprehensive income for the six-month periods ended June 30, 2011 and 2010, could have varied if the Canadian dollar: U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the Condensed interim consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations

Long-term debt: After financing activities in the first half of 2011, TELUS’ contractual obligations for long-term debt maturities, including interest thereon, totalled $9,105 million at June 30, 2011. See Note 4(c) of the Condensed interim consolidated financial statements.

Operating leases: The Company is reducing and consolidating its office space in TELUS Edmonton House, with a planned investment of more than $20 million over two years for upgrades in and around the building. TELUS has renewed the operating lease on 318,000 square feet of Edmonton House office space from 2016 to 2026, down from 587,000 square feet at June 30, 2011. The contractual obligation arising from the lease renewal totals approximately $141 million. The Company also expects to complete a number of smaller sublease transactions across Canada to reduce medium-term operating lease obligations.

Purchase obligations: The Company’s purchase obligations totalled $2,571 million at June 30, 2011, including $216 million for the acquisition of property, plant and equipment, and $165 million for the acquisition of intangible assets.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items disclosed in Note 21(c) of the Condensed interim consolidated financial statements.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at June 30, 2011. The number of outstanding and issuable shares at July 31, 2011, was not materially different.

Outstanding shares As at June 30, 2011 (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares	174.9	149.5	324.4	(1)
Options outstanding and issuable (2)	—	28.5	28.5
Outstanding and issuable shares	174.9	178.0	352.9

(1)             For the purposes of calculating diluted earnings per share, the average number of shares was 326 million for the three-month and six-month periods ended June 30, 2011.

(2)             Assuming full conversion and ignoring exercise prices.

7.10 Related-party transactions

Investments in significant controlled entities

At June 30, 2011, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY, unchanged from December 31 and January 1, 2010.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and Executive Leadership Team. Total compensation expense amounts for key management personnel for the six-month periods ended June 30, 2011 and 2010, were $14 million and $15 million, respectively. See Note 22(b) of the Condensed interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2010 MD&A. The preparation of Consolidated financial statements requires management to make estimates. Management’s estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board (CASB) ratified a strategic plan that results in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), over a transitional period to be complete by 2011. TELUS changed over to IFRS-IASB on January 1, 2011. There can be no guarantee that the IASB will not make further pronouncements before the Consolidated financial statements as at December 31, 2011, are prepared. Consequently, there can be no guarantee that the standards used to prepare information in this section will not differ from those used to prepare the Consolidated financial statements for the year ended December 31, 2011.

The Company has updated descriptions of its accounting policies for the changeover to IFRS, as applicable, in Note 2 of the Condensed interim consolidated financial statements. Management discussed its IFRS accounting policy choices and elections in Section 8.2 of TELUS’ annual 2010 MD&A, which also quantified transition effects by accounting topic for the Consolidated statement of income and other comprehensive income for the year ended December 31, 2010, and for the

Consolidated statements of financial position as at January 1 and December 31, 2010. The reader may also refer to Note 24, Explanation of transition to IFRS-IASB, in the Condensed interim consolidated financial statements dated June 30, 2011.

Summary of effects on the Consolidated statements of financial position, as at December 31, 2010

The following table summarizes the IFRS transition impacts on the Company’s Consolidated statements of financial position subtotals and totals, as at December 31, 2010. See Note 24(d) of the Condensed interim consolidated financial statements for additional detail.

Consolidated statement of financial position, subtotals and totals - As at December 31, 2010

		Recognition, measurement, presentation and disclosure effects (increase (decrease))
		Topics
($ millions)	As previously reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing — sales and leaseback transactions	Asset retirement obligations	Provisions	Income taxes	Classification of long-term credit facilities	As adjusted
ASSETS
Current assets	1,390	—	—	401	—	—	—	6	—	1,797
Non-current assets	18,209	(1,504)	1,104	—	—	23	—	(5)	—	17,827
	19,599	(1,504)	1,104	401	—	23	—	1	—	19,624
LIABILITIES
Current liabilities	3,949	—	—	400	(7)	—	—	(348)	104	4,098
Non-current liabilities	7,449	(242)	280	—	(14)	31	—	345	(104)	7,745
	11,398	(242)	280	400	(21)	31	—	(3)	—	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity	8,179	(1,262)	824	1	21	(8)	—	4	—	7,759
Non-controlling interests	22	—	—	—	—	—	—	—	—	22
	8,201	(1,262)	824	1	21	(8)	—	4	—	7,781
	19,599	(1,504)	1,104	401	—	23	—	1	—	19,624

The previous table updates disclosure in TELUS’ 2010 MD&A for a reclassification of long-term credit facilities to current maturities of long-term debt. Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility and were rolled over (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt. The reclassification does not change the Company’s liquidity and capital resource measures.

Summary of effects on the Condensed interim consolidated statement of cash flows

The Company’s Condensed interim consolidated statement of cash flows was not materially impacted by the transition to IFRS-IASB. Because IFRS does not derecognize the accounts receivables sold to an arm’s-length securitization trust, and considers the sale proceeds to be short term borrowings, changes in securitized accounts receivable are presented as changes in short-term borrowings within Cash provided (used) by financing activities, rather than as a component of Net change in non-cash working capital within Cash provided by operating activities under Canadian GAAP.

Summary of effects on the Consolidated statement of income and other comprehensive income for the six-month period ended June 30, 2010

The following table illustrates by topic how the transition to IFRS impacted key income statement line items for the first six months of 2010. See Note 24(c) of the Condensed interim consolidated financial statements for additional detail.

Consolidated statement of income and other comprehensive income — Six-month period ended June 30, 2010

		Effects on key line items (Increase (decrease))
		Presentation effects			Recognition, measurement, presentation and disclosure effects
($ millions except per share amounts)	As previously reported	Revenue (1)	Government assistance (2)	Analysis of expenses (3)	Employee benefits – defined benefits plans	Impairment of assets (impairment reversal)	Accounts receivable securitization	Leasing (sales and leaseback transactions)	Asset retirement obligations	As adjusted
OPERATING REVENUES	4,773	(4,773)	—	—	—	—	—	—	—	—
Services	—	4,507	(20)	—	—	—	—	—	—	4,487
Equipment	—	266	—	—	—	—	—	—	—	266
	4,773	—	(20)	—	—	—	—	—	—	4,753
Other operating income	—	—	24	—	—	—	—	—	—	24
	4,773	—	4	—	—	—	—	—	—	4,777
OPERATING EXPENSES
Operations	2,889	—	—	(2,889)	—	—	—	—	—	—
Restructuring costs	25	—	—	(25)	—	—	—	—	—	—
Goods and services purchased	—	—	—	1,964	—	—	—	3	(2)	1,965
Employee benefits expense	—	—	4	960	(20)	—	—	—	—	944
Depreciation	661	—	—	—	—	3	—	—	—	664
Amortization of intangible assets	199	—	—	—	—	—	—	—	—	199
	3,774	—	4	10	(20)	3	—	3	(2)	3,772
OPERATING INCOME	999	—	—	(10)	20	(3)	—	(3)	2	1,005
Other expense, net	14	—	—	(10)	—	—	(4)	—	—	—
Financing costs	226	—	—	—	—	—	4	—	2	232
INCOME BEFORE INCOME TAXES	759	—	—	—	20	(3)	—	(3)	—	773
Income taxes	195	—	—	—	5	(1)	—	(1)	—	198
NET INCOME	564	—	—	—	15	(2)	—	(2)	—	575
Other comprehensive income (4)	18	—	—	—	(217)	—	—	—	—	(199)
TOTAL COMPREHENSIVE INCOME	582	—	—	—	(202)	(2)	—	(2)	—	376
NET INCOME ATTRIBUTABLE TO COMMON SHARES AND NON-VOTING SHARES	562	—	—	—	15	(2)	—	(2)	—	573
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE - Basic	1.76	—	—	—	0.05	(0.01)	—	(0.01)	—	1.79
- Diluted	1.76	—	—	—	0.05	(0.01)	—	(0.01)	—	1.79

(1) IFRS requires the disclosure of specific categories of revenue. Previous Canadian GAAP did not provide the same specificity of revenue categorization. In addition, minor gains on sale of investments, offset by equity losses, are reclassified to Other operating income from Other expense, net.

(2) IFRS requires government assistance amounts to be categorized as other operating income. Previous Canadian GAAP did not define government assistance to include receipts such as the high-cost serving area portable subsidy. As well, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery.

(3) IFRS requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach. Previous Canadian GAAP did not provide the same level of specificity of expense analysis. One effect is the reclassification of charitable and political donations from Other expense, net, to Goods and services purchased.

(4) IFRS impact reflects actuarial gains and losses for employee defined benefits plans charged to Other comprehensive income, as an item that subsequently will never be reclassified to Net income.

Standards, interpretations and amendments not yet effective and not applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance:

•                  IFRS 9, Financial Instruments.

•                  IFRS 10, Consolidated Financial Statements.

•                  IFRS 11, Joint Arrangements.

•                  IFRS 12, Disclosure of Interests in Other Entities.

•                  IFRS 13, Fair Value Measurement.

•                  IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after January 1, 2012.

•                  IAS 19, Employee Benefits (amended 2011). Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that in the determination of net income the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the accrued projected benefit obligation discount rate. As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (due to targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard would be a decrease in net income and associated per share amounts; the amended standard is not expected to affect the Company’s defined benefit plans’ net effect included in the statement of financial position or in cash provided by operating activities. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate would be included in other comprehensive income as a “re-measurement” and thus comprehensive income would not be impacted by this retrospectively-applied, amended standard. The Company is currently assessing the detailed impacts of applying the amended standard.

•                  IAS 27, Separate Financial Statements (amended 2011).

•                  IAS 28, Investments in Associates (amended 2011).

Other than for the disclosure requirements therein, the requirements of IFRS 10, IFRS 11, IFRS 12, IAS 27 (amended 2011) and IAS 28 (amended 2011) must be initially applied concurrently.

9.              Annual guidance for 2011

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Considering results for the first half of 2011 and expectations for the remainder of the year, management has provided revised annual guidance in respect of its original revenue and capital expenditure targets announced in December 2010. The increase in consolidated revenue is based on increases in both wireless and wireline business segments. The higher capital expenditures primarily reflect an increase in this year’s investment in the next generation urban LTE wireless network.

Annual guidance

	Revised guidance for 2011 and expected change from 2010 results	2011 original targets and expected change from 2010 results	Guidance change
Consolidated
Revenues	$10.225 to $10.425 billion 4 to 6%	$9.925 to $10.225 billion 1 to 4%	Increases of $300 million on low end and $200 million on upper end of range.
EBITDA (1)	$3.675 to $3.875 billion 1 to 6%	$3.675 to $3.875 billion 1 to 6%	No change
EPS — basic	$3.50 to $3.90 7 to 19%	$3.50 to $3.90 7 to 19%	No change
Capital expenditures	Approx. $1.8 billion Approx. 5%	Approx. $1.7 billion	Approx. $100 million increase

Wireless segment
Revenue (external)	$5.4 to $5.5 billion 8 to 10%	$5.2 to $5.35 billion 4 to 7%	Increases of $200 million on low end and $150 million on upper end of range.
EBITDA	$2.15 to $2.25 billion 6 to 11%	$2.15 to $2.25 billion 6 to 11%	No change
Wireline segment
Revenue (external)	$ 4.825 to $4.925 billion 1 to 3%	$4.725 to $4.875 billion (1) to 2%	Increases of $100 million on low end and $50 million on upper end of range.
EBITDA	$1.525 to $1.625 billion (6) to 0%	$1.525 to $1.625 billion (6) to 0%	No change

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

The following key assumptions were made at the time the 2011 targets were announced in December 2010. Assumptions for the defined benefit pension plan expense and contributions were updated in the annual 2010 MD&A.

Assumptions for 2011 original targets	Result to date or expectation for full year
Ongoing intense wireline and wireless competition in both business and consumer markets

Confirmed by: (i) Shaw Communications, the dominant Internet and TV service provider in Western Canada, introduced new generation of PVRs, announced increases in certain Internet service speeds and more customization choices for TV, Internet and home phone services, and continued promotional discounts to new subscribers; (ii) wireless entrants emphasizing subscriber growth and using forms of unlimited and flat-rate voice, text, and data plans; and (iii) the loss of a federal wireless contract to a competitor, which contributed to higher churn in the first half of 2011. Despite ongoing intense competition, TELUS has experienced more moderate residential NAL losses due to the positive effect of bundling offers including Optik TV and Optik High Speed Internet. TELUS has also experienced net growth in business NALs in 2011.

Wireless entrants continue to expand their market coverage. For example, Mobilicity launched service in Calgary in the second quarter, and Videotron (Quebecor) operates in the Ottawa to Quebec City corridor and other centres in Quebec. Shaw continues to delay its launch and recently said it would likely make an announcement over the summer, regarding its revised plans for wireless services.

Continued downward re-pricing of legacy services	For the first six months of 2011, wireline voice local revenues declined by 9.2% year over year and wireline long distance revenue declined 8.6% year over year.

Assumptions for 2011 original targets	Result to date or expectation for full year

Wireless industry penetration of the Canadian population to increase between 4.5 and five percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

Expectation unchanged.

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth	Network revenues increased by 9.6% in the first six months of 2011, resulting from a 37% year-over-year increase in data ARPU, which more than offset a 7.6% year-over-year decline in voice ARPU.

Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Wireless COA per gross subscriber addition was $360 in the first six months of 2011, or a year-over-year increase of 8.2%. Retention spending as a percentage of growing network revenue was 12.1% in the first six months of 2011, up from 10.6% in the same period in 2010. COA expenditures were $300 million in the first six months of 2011, up 17% from the same period in 2010, while retention expenses were $297 million in the first six months of 2011, up 25% from the same period in 2010.

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in NAL-related revenues

See Building national capabilities in Section 2 for expansion and upgrade activities in 2011. Total subscriptions to TELUS TV and high-speed Internet increased by 119,000 during the first six months of 2011, exceeding the 66,000 decrease in total NALS and dial-up Internet subscriptions for the same period. Total wireline data revenues increased by $139 million year over year for the first six months of 2011, including growth from Optik TV and Optik High Speed Internet services, which more than offset the $89 million net decline in legacy wireline voice local, long-distance and other revenues.

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return was estimated at 7.25% was subsequently set at 7%, (25 basis points lower than 2010)

• Defined benefit pension plans net recovery was set at $34 million

Currently, no change is expected. Defined benefit pension plan expenses (recoveries) are set at the beginning of the year. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined benefit pension plans contributions, including a $200 million discretionary contribution, were estimated to be $298 million in 2011, up from $137 million in 2010

Management’s best estimate of contributions in 2011 is unchanged. Contributions to defined benefit plans were $250 million in the first six months of 2011, including the $200 million discretionary contribution made in January 2011.

Efficiency initiatives expected to result in approximately $50 million in restructuring costs in 2011 ($74 million in 2010 as reported; $80 million in 2010 under IFRS). Incremental EBITDA savings for 2011, initially estimated at approximately $75 million, subsequently revised to approximately $50 million (incremental savings of $134 million in 2010)

The expectation for full-year restructuring costs is unchanged at approximately $50 million and the expectation for full-year incremental EBITDA savings remains at $50 million. For the first six months of 2011, restructuring costs were $16 million, including $7 million related to consolidation of real estate. Incremental EBITDA savings were approximately $33 million.

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

No change to full-year expectation. Financing costs decreased by $34 million year over year in the first six months of 2011. The full-year decrease expected for 2011 includes the September 2010, $52 million loss on early partial redemption of long-term debt, and is based on a lower effective interest rate and lower expected average debt.

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)	No change (see related risk discussion in Section 10.6). For the first half of 2011, the blended statutory income tax rate was 27.2%, while the effective tax rate was 23.5%.

Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

The expectation has been revised to $150 to $190 million. In May, the Company had revised its expectation to the top half of the original target range. For the first half of 2011, cash income taxes paid net of refunds received was $116 million, comprised of instalments for 2011 and final payments for the 2010 tax year made early in 2011.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A. The following are updates to the risk and risk management discussion in Section 10 of TELUS’ annual 2010 MD&A and the 2011 Q1 MD&A.

10.1 Competition

Increasing vertical integration by competitors into broadcast content ownership

While TELUS is not currently seeking to be a broadcast content owner, several competitors have acquired broadcast content assets. This includes Shaw Communications’ 2010 acquisition of Canwest Global and BCE’s 2011 acquisition of the programming services of CTVglobemedia, while Rogers Communications and Quebecor previously owned content assets. There is a risk that increased vertical integration could result in content being withheld from TELUS, or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on an economically attractive basis and it is not clear that any positive synergies of ownership for carriers outweigh negative synergies of limiting audiences through exclusive arrangements and impacts on other supplier relationships. This inherent conflict may limit preferential self-dealing by vertically integrated competitors; however, TELUS believes that regulatory safeguards are necessary. The CRTC conducted a proceeding in mid-2011 to consider the issues related to vertical integration. (See Section 10.3 Regulatory.)

10.2 Technology

The Company has announced a planned urban rollout of a 4G+ LTE wireless network, as described in Section 2: Core business and strategy — Building national capabilities. Any potential rollout of LTE in rural areas is dependent on future Industry Canada wireless spectrum auction rules and timing of such auctions — see Section 10.3 Regulatory matters - Future availability and cost of wireless spectrum.

10.3 Regulatory matters

Regulatory developments recapped in the following table were discussed in the 2011 Q1 MD&A.

Topic	Status	Outcome or expectation
Incumbent local exchange carriers’ obligation to serve	Telecom Regulatory Policy 2011-291 released on May 3, 2011. TELUS expects this policy decision will not have a material impact on its 2011 results. See update below.

The policy decision set aspirational targets for broadband coverage and speed in Canada by 2015, while relying on market forces to achieve the objectives. Numerous changes were made to the high cost serving area contribution regime, and rate increases were allowed within certain parameters.

PCS and cellular spectrum licence renewals	On March 14, 2011, Industry Canada released its decision concerning the renewal process for personal communication spectrum (PCS) licences and cellular spectrum licences.

This decision confirmed that where all conditions of licence for the current PCS/cellular licences have been met, licensees will be eligible to be issued a new licence for a 20-year term, up from 10 years previously. The decision also confirmed annual fees were frozen for 2011; however, the annual fees could rise in future years.

Foreign ownership restrictions

Uncertainty remains regarding the interpretation of existing foreign ownership rules, since the federal cabinet over-ruled the CRTC and found that wireless new entrant Globalive did not contravene Canada’s foreign ownership laws.

A successful court challenge of the federal cabinet decision was overturned by the Federal Court of Appeal. Wireless entrant Public Mobile is currently seeking leave to appeal to the Supreme Court of Canada. Separately, the federal government may announce changes to foreign ownership restrictions, possibly in conjunction with the announcement of spectrum auction rules later in 2011 or in early 2012. There can be no assurance that the resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership that TELUS will be subject to, or the manner in which they may be changed, will be beneficial to TELUS, or that the current uncertainty will not be beneficial to foreign-owned firms currently operating in Canada.

Incumbent local exchange carriers’ obligation to serve — subsidy payments

In Obligation to serve, Telecom Regulatory Policy 2011-291, issued on May 3, 2011, the CRTC issued determinations on a number of matters, including the local service subsidy for residential local exchange service in high cost serving areas. As part of its determinations on the local service subsidy, the Commission stated that although it would not be appropriate to initiate a general review of the costs used in the calculation of subsidies at the present time, the incumbents could file applications to update their costs used to calculate their subsidy amounts if they so wished. Subsequently, Bell Aliant filed an application, which if approved, would increase its costs and increase the size of its entitlement to payments from the national subsidy fund, the precise quantum of which is unknown at this time, but which would have a negative financial impact on TELUS. At the same time as Bell Aliant filed its application, TELUS also submitted an application requesting increased subsidy payments, but this application was rejected by the Commission on procedural grounds. TELUS has notified the regulator of its intention to re-file its application in the very near future, and requested that subsidy applications from the large ILECs should be considered at the same time and under the similar process in order to achieve industry-wide equity.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands most likely in 2012 or 2013. TELUS expects auction rules to be announced by late 2011 or early 2012. The federal government may announce changes to foreign ownership restrictions, possibly in conjunction with the spectrum auction rules.

As described in Building national capabilities in Section 2, TELUS expects to proceed with urban construction of a wireless 4G+ LTE network in the second half of 2011 with expected service launch in 2012 using the Company’s AWS spectrum acquired in 2008. Any potential rollout of 4G+ LTE wireless service to rural markets is dependent on an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

Currently, spectrum at 2.5/2.6 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is expected to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a clawback of a portion of the band for auction when mobile service is implemented within the band, and stated that it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS considers that access to this spectrum would allow it to offer increased 4G+ LTE services in urban areas and meet the need to increase capacity to manage exponential growth in data traffic. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. Auction rules may, for example, favour non-incumbents. As the rules for future auctions are unknown, the ability for TELUS to bid on additional spectrum, the capital outlay required to bid successfully and how much spectrum that would ultimately be secured in each region are all uncertain.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5/2.6 GHz through their Inukshuk partnership, and have deployed a fixed wireless solution for portable DSL service in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver. It is expected that Bell and Rogers will increasingly use this spectrum for mobile rather than fixed applications. Although TELUS has experienced only limited competition from fixed wireless and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Broadcasting distribution undertakings — vertical integration

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by Bell of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). Given the potential for anti-competitive behaviour in this new vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. Final reply comments were filed on July 8 and focused on the need for safeguards to prevent anti-competitive behaviour intended to foreclose competition or increase unaffiliated competitor costs.

TELUS believes that, absent additional safeguards, there is a potential risk that vertically integrated competitors could unfairly raise their programming costs to TELUS and/or attempt to withhold content on “new media” platforms (Internet and mobile platforms) or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers. A decision is expected by the end of 2011. In the interim, the CRTC issued a policy determination on July 8, 2011, prohibiting the withdrawal of programming services undergoing dispute resolution. This policy will remain in place until 30 days after the issuance of the CRTC’s decision with respect to vertical integration. There can be no assurance that regulatory safeguards eventually introduced will be fully effective.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies on market forces to the greatest extent possible, rather than regulatory intervention, while in the case of the distribution of broadcasting content, TELUS supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers.

In respect of foreign ownership restrictions, TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

Collective bargaining

The membership of the TWU ratified a new collective agreement in June 2011. The new agreement came into effect on June 9 and will expire at the end of 2015. (See Going to the market as one team in Section 2).

10.5 Process risks

Systems and processes

TELUS operates numerous complex systems and has a number of system and process change initiatives underway. There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2011 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized. There is also risk that implementation of new products and services could be restricted by reliance on existing legacy systems and limits to the change initiatives the Company can implement at one time.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

10.6 Tax matters

The following is an update to Section 10.7 in the TELUS annual 2010 MD&A.

The ability to defer income taxes through use of different income tax year-ends of operating partnerships than their corporate partners is expected to be phased-out over five years, based on a federal government budget proposal on this matter. Should the proposals be enacted as announced they will have the effect of increasing income tax payments commencing in 2013.

A referendum is under way in the province of British Columbia to consider whether the harmonized sales tax (HST) regime should be retained or extinguished and the former provincial sales tax (PST) re-instated in conjunction with the federal goods and services tax (GST). The government of B.C. has amended the HST so that, if it is retained, the current HST rate of 12% in B.C. will decrease in two steps, to 11% on July 1, 2012, and then to 10% on July 1, 2014. The B.C. government has also said it would increase the general provincial corporate income tax rate from 10% to 12% effective January 1, 2012.

Pursuant to the GST and HST regimes, TELUS is entitled to claim input tax credits in respect of the applicable GST and HST paid on business inputs. Should the previous PST regime be re-instated, it will result in increased annual costs to TELUS due to the unrecoverable nature of the PST paid on business inputs. Should the HST be retained and the B.C. corporate income tax rate increase, TELUS expects that it would record a deferred income tax expense for the revaluation of deferred income tax liabilities.

10.7 Health, safety and environment

The following is an update to Section 10.8 in the TELUS annual 2010 MD&A.

Radio frequency emission concerns

Some studies have asserted that radio frequency emissions may be linked to certain adverse health effects, while other studies showed no adverse health effects from low level, long-term exposure to radio frequency emissions. In May 2011, a working group of the International Agency for Research on Cancer (IARC) discussed and evaluated available studies and classified radio frequency electromagnetic fields from wireless phones as possibly carcinogenic to humans. The IARC noted a positive association has been observed between exposure to long-term heavy use of mobile phones and certain brain cancers, for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC has classified 267 items as possibly carcinogenic to humans, including chloroform, coffee and nickel. The IARC called for additional research into long-term heavy use of mobile phones and, considering uncertainties in knowledge, recommended that precautionary measures be taken to reduce exposure, such as use of hands-free devices or texting.

There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions will not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is presently no demonstrated public health risk associated with the use of wireless phones. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets it sells comply with all applicable Canadian and U.S. government safety standards.

11.       Definitions and reconciliations

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is not a calculation defined in IFRS. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

As in the first six months of 2011, an adjusted EBITDA may also be calculated periodically to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

EBITDA reconciliation

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2011	2010	2011	2010
Net income	324	302	652	575
Financing costs	94	117	198	232
Income taxes	90	97	200	198
Depreciation	326	318	658	664
Amortization of intangible assets	116	91	228	199
Impairment losses (reversals) for capital assets	—	—	—	—
EBITDA (Standardized EBITDA in CICA guideline)	950	925	1,936	1,868
Deduct February 1, 2011, Transactel gain	—	—	(16)	—
Adjusted EBITDA	950	925	1,920	1,868

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2011	2010	2011	2010
EBITDA	950	925	1,936	1,868
Capital expenditures	(456)	(397)	(865)	(708)
EBITDA less capital expenditures	494	528	1,071	1,160
Deduct February 1, 2011, Transactel gain	—	—	(16)	—
Adjusted EBITDA less capital expenditures	494	528	1,055	1,160

11.2 Free cash flow

Free cash flow is not a calculation defined in IFRS and should not be considered an alternative to the consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2011	2010	2011	2010
EBITDA (see Section 11.1)	950	925	1,936	1,868
Deduct February 1, 2011, Transactel gain	—	—	(16)	—
Restructuring costs net of cash payments	4	(3)	(19)	(52)
Items from the consolidated statements of cash flows
Share-based compensation	5	6	—	7
Net employee defined benefit plans expense (recovery)	(7)	(3)	(16)	(6)
Employer contributions to employee defined benefit plans	(15)	(44)	(250)	(89)
Interest paid	(145)	(187)	(206)	(225)
Interest received	—	—	—	—
Income taxes received (paid), net	(50)	(58)	(116)	(309)
Capital expenditures	(456)	(397)	(865)	(708)
Free cash flow (management’s definition)	286	239	448	486

CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	Quarters ended June 30		Six-month periods ended June 30
($ millions)	2011	2010	2011	2010
Cash provided by operating activities	533	523	926	1,037
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(456)	(397)	(865)	(708)
Proceeds from disposition of capital assets	—	—	—	—
Standardized free cash flow (CICA guideline)	77	126	61	329
Deduct proceeds from disposition of capital assets	—	—	—	—
Adjustments to reconcile to cash provided by operating activities	209	113	387	157
Free cash flow (management’s definition)	286	239	448	486

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definition and calculation of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the Condensed interim consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation on a historical basis is one based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

As at, or four quarters ended ($)	June 30, 2011	Dec 31, 2010	June 30, 2010
Dividend payout ratio
Numerator — Annualized dividend declared per Common Share and Non-Voting Share	2.20	2.10	2.00
Denominator - Earnings per Common Share and Non-Voting Share (1)	3.48	3.27	3.13
Ratio (%)	63	64	64
Dividend payout ratio of adjusted net earnings
Numerator — Annualized dividend declared per Common Share and Non-Voting Share	2.20	2.10	2.00
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,123	1,048	996
Deduct favourable income tax-related adjustments	(30)	(30)	(96)
Add back loss on redemption of debt	37	37	69
Deduct February 1, 2011, after-tax Transactel gain	(12)	—	—
Net-cash settlement feature	(13)	(7)	(6)
	1,105	1,048	963
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.43	3.27	3.02
Adjusted ratio (%)	64	64	66

(1)             Calculated under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument (NI) 41-101 and related instruments, and is calculated on a 12-month trailing basis. After changeover to IFRS the calculation prescribes the use of total gross interest expense. Under previous Canadian GAAP, the calculation prescribes the use of gross interest expense on long-term debt.

Calculation of Earnings coverage ratios

12-month periods ended ($ millions, except ratios)	June 30, 2011	Dec 31, 2010	June 30, 2010
Net income attributable to Common Shares and Non-Voting Shares	1,123	1,048
Net income			1,000
Income taxes	337	335	253
Gross interest expense components
Interest on long-term debt	417	442	469
Interest expense on short-term borrowings and other	30	29	Excluded
Loss on redemption of debt	52	52	99
Interest accretion on asset retirement obligations	4	4	n/a
Numerator	1,963	1,910	1,821
Denominator – Gross interest expense	503	527	568
Ratio (times)	3.9	3.6	3.2

(1)             Calculated under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $71 million in for twelve-month period ended June 30, 2011 and $80 million for the year ended December 31, 2010. Restructuring costs under previous Canadian GAAP were $134 million for twelve-month period ended June 30, 2010. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is calculated on a twelve-month trailing basis and defined as EBITDA excluding restructuring costs, divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities. The ratio reported for June 30, 2010, is as reported under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Net debt is a non-GAAP measure whose nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

Calculation of Net debt

As at ($ millions)	June 30, 2011	Dec 31, 2010	June 30, 2010
Long-term debt including current portion	6,787	6,056	6,203
Debt issuance costs netted against long-term debt	30	28	25
Derivative liability	—	404	686
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)	(52)
Cash and temporary investments	(21)	(17)	(41)
Short-term borrowings	404	400	400
Net debt	7,200	6,869	7,221

The derivative liability in the table above related to cross currency interest rate swaps that effectively converted principal repayments and interest obligations to Canadian dollar obligations, and was in respect of the U.S.$741 million debenture, as at December 31, 2010, that matured on June 1, 2011 (U.S.$1,348 million at June 30, 2010). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and because it incorporated the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, this measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities. The ratio reported for June 30, 2010, is as reported under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest cost for the 12-month period ended June 30, 2011, is equal to Financing costs reported for those periods. Net interest cost reported for the 12-month period ended June 30, 2010, is as reported under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss.

Calculation of total capitalization

As at ($ millions)	June 30, 2011	Dec 31, 2010	June 30, 2010
Net debt	7,200	6,869	7,721
Owners’ equity
Common Share and Non-Voting Share equity	8,059	7,759	7,456
Add back Accumulated other comprehensive loss	298	213	252
Non-controlling interests	26	22	22
Total capitalization — book value	15,583	14,863	14,951